NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS AND MANAGEMENT
INFORMATION CIRCULAR

MAY 11, 2026

1 Please see technical report titled “Feasibility Study and Technical Report on the DeLamar Project,
Owyhee County, Idaho, USA” dated February 2, 2026, with an effective date of December 8, 2025 available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

LETTER TO SHAREHOLDERS
May 11, 2026
Dear Fellow Shareholders,
On behalf of the Board of Directors of Integra Resources Corp. (“Integra” or the “Corporation”), I am
pleased to present Integra’s management information circular (the “Circular”) for the upcoming Annual
General Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held at
1050-400 Burrard Street, Vancouver, B.C. V6C 3A6 on June 26, 2026 at 10:00 a.m. Pacific Time.
As I reflect on the past year, I am proud to say that 2025 was a landmark year for Integra — our first full year as a gold producer — one that validated our strategic vision, generated meaningful cash flow, and positioned the Corporation for accelerating growth.
Operational Excellence at Florida Canyon
Florida Canyon produced 70,927 ounces of gold, meeting production guidance, and generated revenue of
$243.9 million. Throughout the year we invested in the mine’s future — completing the Phase IIIb heap leach pad, expanding our growth drilling program to 16,000 meters, and executing a fleet revitalization program — all designed to support increased production of 80,000 to 90,000 ounces annually in 2027 and
2028. We achieved these results while recording zero fatalities across all sites.
Advancing DeLamar — A World-Class Development Project
The December 2025 feasibility study confirmed the DeLamar Project as one of the most compelling development-stage gold-silver projects in the Americas: average annual production of 106,000 gold-
equivalent ounces over a 10-year mine life, generating an after-tax net present value (“NPV”) of $774 million and 46% internal rate of return (“IRR”) at $3,000 gold. At recent prices of $4,500 per ounce, the
NPV improves to approximately $1.9 billion with a 97% IRR1. In January 2026, the United States Bureau of
Land Management established an accelerated FAST-41 permitting schedule targeting a Record of
Decision in the third quarter of 2027. Integra also acquired a strategic 6,600-acre ranch adjacent to the
DeLamar Project and allocated $73 to $82 million in 2026 for project advancement and pre-production capital. At the Nevada North Project, environmental assessments were completed and a pre-feasibility study is planned for late 2026.
Balance Sheet Strength and Team Building
We ended 2025 with $63.1 million in cash, working capital of $92.9 million, and a debt-free balance sheet following the December conversion of our Beedie convertible facility. A $61.6 million bought deal completed in February 2026 funds DeLamar’s advancement. Total assets grew to $311.2 million. We also continued strengthening our leadership, adding Scott Guay as VP, Project Development and welcoming
Chantal Lavoie to the Board as Chair of our Technical and Safety Committee, complementing earlier and existing executive appointments that give Integra the bench strength to execute across multiple assets.
2026 and Beyond
With a producing mine generating robust cash flow, a compelling development project advancing through permitting with strong economics, approximately 40,000 meters of drilling planned across our portfolio, and a strong balance sheet to fund, we believe 2026 will be the year the value in our portfolio becomes increasingly evident. Our addition to the GDXJ ETF and recognition as a TSX Venture 50 top performer reflect the growing institutional visibility our progress has earned.

This Circular outlines the business to be conducted at the Meeting, including the election of directors, appointment of auditor, and approval of the the Amended and Restated Equity Incentive Plan. We
encourage you to read the Circular and exercise your vote.
On behalf of the Board, I would like to extend my sincere gratitude to our Shareholders for your continued
confidence, to our management team and employees for their dedication, and to the communities in which we operate for their partnership.
Sincerely,
“Anna Ladd-Kruger”
Chair of the Board

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Integra
Resources Corp. (“Integra” or the “Corporation”) will be held:

Date and Time	Location	Record Date
Friday, June 26, 2026	1050-400 Burrard Street	May 8, 2026
10:00 a.m. Pacific Time	Vancouver, British Columbia
The Meeting is being held for the following purposes:
1.To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2025, together with the reports of the auditors thereon.
2.To fix the number of directors at eight (8) for the ensuing year.
3.To elect directors of the Corporation for the ensuing year.
4.To appoint BDO Canada LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor.
5.To consider, and if deemed advisable, to pass an ordinary resolution of shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying
Management Information Circular (the “Circular”).
6.To transact such other business as may properly come before the meeting or any adjournment thereof.
The Corporation has decided to take advantage of the notice-and-access provisions (“Notice and
Access”) under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument
54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the accompanying Circular to its shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will not use procedures known as
“stratification” in relation to the use of Notice and Access. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting.
The Circular and other relevant materials are available at:
www.integraresources.com OR www.sedarplus.ca OR www.sec.gov
Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

Email	Telephone
shareholders@odysseytrust.com	1-888-290-1175
The Corporation will arrange to mail paper copies of the Circular to those non-registered shareholders who have existing instructions on their account with their broker, nominee or intermediary to receive paper copies of the Corporation’s proxy-related materials and to those registered shareholders who have requested paper copies.
Requests for paper copies of the Circular (and any other related documents) should be received no later than Wednesday, June 17, 2026 in order for shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 a.m. Pacific Time on Wednesday,
June 24, 2026.

Registered shareholders and duly appointed proxyholders will be able to vote and ask questions at the
Meeting. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote, ask questions or otherwise participate at the Meeting.
The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the Meeting are set forth in the Circular which accompanies, and is deemed to form a part of, this notice.
DATED at Vancouver, British Columbia this 11th day of May 2026.
BY ORDER OF THE BOARD

“George Salamis”
George Salamis
President, Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS
This management information circular (the “Circular”), including the letter attached thereto, include
“forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-
looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of Integra Resources Corp.’s
(“Integra” or the “Corporation”) operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Corporation, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Corporation’s projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Corporation’s projects; anticipated advancement of the
Corporation’s projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Corporation’s projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”,
“estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the
Corporation’s abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Corporation’s projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Corporation’s projects economic, as applicable; the Corporation’s ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated;
accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Corporation’s control and as well as those factors included herein and elsewhere in the Corporation’s disclosure. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “The Business – Risk Factors” in the
Corporation’s most recently filed annual information form, a copy of which is available on SEDAR+ at
www.sedarplus.ca, for additional risk factors that could cause results to differ materially from forward-
looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking statements contained herein are made as of the date of this Circular and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at
www.sec.gov.
Scientific and Technical Information
Unless otherwise indicated, the scientific and technical information contained in this Circular, including the letter attached thereto, relating to the Corporation’s mineral projects has been reviewed and approved by James Frost, P.Eng., the Corporation’s Director, Technical Services, and a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
MANAGEMENT INFORMATION CIRCULAR
PART 1: VOTING PARTICULARS
Management Solicitation of Proxies
This Circular is furnished in connection with the solicitation of proxies by management of Integra for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held at 1050-400 Burrard Street, Vancouver, B.C. V6C 3A6 on June 26, 2026 at 10:00 a.m. Pacific Time
for the purposes set forth in the notice of annual general meeting of shareholders (the “Notice”)
accompanying this Circular.
If you are a Non-Registered Holder (as defined below) and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the proxy or voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary (as defined below).
It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of Meeting materials. Proxies may also be solicited personally or by telephone by directors (the “Directors”), management and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.
The Corporation has decided to take advantage of the notice-and-access provisions (“Notice and
Access”) under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument
54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of this
Circular to its Shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the
Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will not use procedures known as “stratification”
in relation to the use of Notice and Access.
Shareholders will be sent a paper copy of a notice package under Notice and Access by pre-paid mail containing: (i) a notification about the Corporation’s use of Notice and Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for Non-Registered Holders (as defined below) a VIF.
The Meeting materials will be available on the Corporation’s website by May 20, 2026 and will remain on the website for one full year thereafter. The Meeting materials will also be available on SEDAR+ at
www.sedarplus.ca or EDGAR at www.sec.gov by May 20, 2026.

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

Email	Telephone
shareholders@odysseytrust.com	1-888-290-1175
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy (the “Proxy”) are officers of the Corporation. A
Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons named as the proxy of the Shareholder and may exercise this right either by inserting that person’s name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy. To be effective, Proxies must be deposited at the office of the
Corporation’s registrar and transfer agent, Odyssey Trust Company, Trader’s Bank Building, 1100 – 67
Yonge Street, Toronto, ON, M5E 1J8, not less than 48 hours (excluding Saturdays, Sundays and holidays)
before the time of the Meeting or adjournment thereof.
Proxies given by registered Shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered Shareholder, or by the registered Shareholder’s attorney duly authorized in writing, at the registered office of the Corporation, Suite 2200, 885 West Georgia Street,
Vancouver, British Columbia V6C 3E8 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.
Voting and Discretion of Proxies
The Shares (defined below) represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted for, withheld, or against in accordance with the instructions of the
Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no directions are given, the Shares will be voted FOR the approval of such matter. The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.
As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.
Non-Registered Holders
Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most
Shareholders of the Corporation are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered
Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”)
but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-
Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs,
RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited), of which the Intermediary is a participant.
Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs.” Those Non-Registered

Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs.” In accordance with applicable securities laws, the Corporation has elected to send the Notice and Access Notification directly to the NOBOs, and indirectly through
Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive them.
The Meeting materials are being made available to both registered Shareholders and Non-Registered
Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent the Notice and
Access Notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the
Intermediary holding on your behalf. In this event, by choosing to send the Notice and Access Notification to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the Meeting materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
The Corporation does not intend to pay for the Intermediary to deliver the Notice and Access Notification or Meeting materials to OBOs and, as a result, OBOs will not be sent paper copies of such Notice and
Access Notification or Meeting materials unless their Intermediary assumes the costs. Intermediaries will frequently use service companies to forward the Notice and Access Notification and/or Meeting materials to the Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting materials will either:
a.be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-
Registered Holder and deposited with Odyssey Trust Company; or
b.more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.
In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered. Only registered Shareholders have the right to revoke a Proxy. A Non-Registered Holder who wishes to changes its vote must arrange for its Intermediary to revoke its Proxy on its behalf.
Voting Shares
The record date for the determination of Shareholders entitled to receive notice of and vote at the
Meeting has been fixed as May 8, 2026. Except as may be otherwise indicated herein and in the Notice, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.
To the knowledge of the Directors and management, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares.
Shares
The authorized capital of the Corporation consists of an unlimited number of common shares (the
“Shares”) without par value and unlimited number of special shares without par value. As at the date of this Circular, 202,255,828 Shares are issued and outstanding and nil special shares are issued and outstanding. Each Share carries the right to one vote, and all Shares may be voted at the Meeting.
Quorum
A quorum will be present at the Meeting if there are at least two persons present in person or represented by Proxy, who, in the aggregate, hold at least 25% of the Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting.
General Information
Unless otherwise indicated, all references to “$” of “US$” in this Circular and shareholder letter are to U.S.
dollars and all references to “C$” in this Circular are to Canadian dollars.
The following table reflects the low and high rates of exchange for one United States dollar, expressed in
Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for
2025, 2024 and 2023.

Years Ended December 31,
	2025	2024	2023
Low for the period	C$1.3558	C$1.3316	C$1.3128
High for the period	C$1.3558	C$1.4416	C$1.3875
Rate at the end of the period	C$1.3706	C$1.4389	C$1.3226
Average	C$1.3978	C$1.3698	C$1.3497
On May 8, 2026, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7307 or US$1.00
= C$1.3686.

PART 2: BUSINESS OF THE MEETING
Presentation of Financial Statements
The audited consolidated financial statements of the Corporation for the financial year ended December
31, 2025 and the auditors’ reports thereon will be placed before the Meeting. The Corporation’s audited financial statements and related management discussion and analysis (“MD&A”) for the year ended
December 31, 2025 are available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) as well as on the Corporation’s website (www.integraresources.com).
Set the Number of Directors
Management of the Corporation proposes that the Shareholders fix the number of Directors of the
Corporation at eight (8) for the ensuing year.
Management recommends a vote FOR the fixing of the number of Directors of the Corporation at eight
(8) for the ensuing year. In the absence of instructions to the contrary, the enclosed Proxy will be voted for such resolution.
Election of Directors
Management of the Corporation is supervised by the board of directors (“Board of Directors” or “Board”)
as per the Business Corporations Act (British Columbia) (the “BCBCA”). The members of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are appointed. You can vote for all of these proposed Directors, vote for some of them and withhold for others, or withhold for all of them.
The following table and pages set out information about each Director’s career profile, their Board committee (“Committee”) memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers and the number of securities they hold, either in the form of Shares, stock options of the Corporation (“Options”), restricted share units of the
Corporation (“RSUs”) or deferred share units of the Corporation (“DSUs”).
Management recommends a vote FOR each of the nominated Directors.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the eight (8) nominees listed herein.
MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE
AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE
OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE
EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR
PERSONS AS DIRECTORS.
The Corporation expects all Directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values of integrity, care and innovation, and our culture of transparency, teamwork and individual accountability.
Above all, the Corporation expects that all Directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Director Nominee	Principal Occupation	Other Public Company Directorships	Year First Appointed	2025 Board and Committee Meeting Attendance	Committee Memberships (1)	2025 AGM Voting Results
Anna Ladd-Kruger	Corporate Director	2	2018	100%	AC, NCGC, CC, TSC, ESGC	99.60% FOR
George Salamis	President, CEO and Director of Integra	2	2018	93%	TSC	98.80% FOR
Timo Jauristo	CEO of South Pacific Metals Corp.	0	2018	96%	NCGC, CC, TSC	99.22% FOR
C.L. “Butch” Otter	Businessman / Former Governor	0	2019	100%	ESGC	99.56% FOR
Carolyn Clark Loder	Mining Professional / Corporate Director	2	2021	100%	ESGC	99.26% FOR
Ian Atkinson	Corporate Director	2	2024	100%	AC, NCGC, CC, TSC	99.55% FOR
Janet Yang	Chief Financial Officer, Reveam, Inc.	1	2024	100%	AC	99.87% FOR
Chantal Lavoie	Corporate Director	1	2026	N/A	TSC	N/A
(1)AC = Audit Committee, NCGC = Nomination and Corporate Governance Committee, CC = Compensation Committee, TSC =
Technical and Safety Committee, ESGC = Environment, Social, Governance Committee

ANNA LADD-KRUGER

			Independent Director and Chair of the Board
			Director since December 2018
			Principal Occupation: Corporate Director
			British Columbia, Canada
			Age: 56

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Audit			100%
			Nomination and Corporate Governance			100%
			Compensation			100%
			Technical and Safety			100%
			Environment, Social Governance			100%

Historical Voting Results			Securities Holdings as at May 11, 2026
Year	For	Against					Ownership Requirement Met?
2025	99.60%	0.40%	Shares	Options	DSUs	RSUs
2024	99.90%	0.10%	10,100	130,351	212,360	14,228	Yes
2023	99.81%	0.19%

			Other Public Company Directorships
			1911 Gold Corporation			TSX-V
			Tocvan Ventures Corp.			CSE

Biography
Anna Ladd-Kruger has over 25 years of industry experience, progressing her career through financial and operational leadership roles at several Canadian publicly listed mining companies. She has experience in various stages of the mining process from exploration to multi-jurisdictional operations. Prior to retiring in 2022, Ms. Ladd-Kruger was the
CFO of McEwen Mining Inc. She was also key to the McEwen Copper Asset spin out and served as its CFO and director. Anna has also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior to mid-tier mining companies and began her career working at Vale S.A.’s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.
Ms. Ladd-Kruger was the former Audit Chair and Special Committee member of SilverCrest Metals Inc. (TSX &
NYSE), as well as a number of other publicly traded mining companies. She is currently an independent director of
1911 Gold Corp (TSX.V) and Tocvan Ventures Corp. (CSE).  She is also a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master’s in Economics from Queen’s
University and a Bachelor of Commerce from the University of British Columbia.

GEORGE SALAMIS

			Non-Independent Director
			Director since February 2018
			Principal Occupation: President and CEO of the Corporation
			British Columbia, Canada
			Age: 59

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Technical and Safety			88%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			926,777	787,513	—	531,742	Yes
Historical Voting Results
Year	For	Against
2025	98.80%	1.20%	Other Public Company Directorships
2024	99.88%	0.12%	Newcore Gold Ltd.			TSX-V
2023	97.66%	2.34%	Artemis Gold Inc.			TSX-V

Biography
George Salamis is a business leader in the mining and resource exploration sector, with over 30 years of global industry experience. Over the course of his career, he has played a pivotal role in over $2.2 billion worth of mergers and acquisitions. Most notably, as Executive Chairman of Integra Gold Corp. (“Integra Gold”), along with his team, he co-led the successful sale of the company to Eldorado Gold Corporation in a C$590 million transaction.
Mr. Salamis co-led initiatives like the Integra Gold Rush Challenge and #DisruptMining, both of which aimed to drive groundbreaking advancements and disrupt traditional mining practices. He holds a Bachelor of Science in Geology from the University of Montreal’s École Polytechnique and has been instrumental in discovering, financing, developing, and selling over five major mineral deposits worldwide.
Mr. Salamis began his career with major mining firms Placer Dome and Cameco Corp, where he spent 12 years honing his expertise before transitioning into mineral exploration and junior mining in 2001. Working in over 25 counties around the world, his experience spans across multiple facets of the industry, from discovery to acquisition.
In addition to his professional achievements, Mr. Salamis holds the rank of Lieutenant Colonel (Hon) in the Canadian
Armed Forces, serving with The Royal Westminster Regiment. He is also a dedicated advocate for the Canadian military, serving as a director on both the Canadian Forces Liaison Council and Canada Company, a non-partisan charity supporting the Canadian Armed Forces.

TIMO JAURISTO

			Independent Director
			Director since February 2018
			Principal Occupation: CEO of South Pacific Metals Corp.
			New South Wales, Australia
			Age: 68

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Nomination and Corporate Governance			100%
			Compensation			100%
			Technical and Safety			88%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			28,000	130,351	224,091	14,228	Yes
Historical Voting Results
Year	For	Against
2025	99.22%	0.78%	Other Public Company Directorships
2024	99.90%	0.10%	None
2023	99.83%	0.17%

Biography
Timo Jauristo is the Chief Executive Officer of South Pacific Metals Corp. and has over 35 years’ experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to
September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, Mr.
Jauristo was involved in or led numerous transactions, buying and selling assets in almost all of the of the world’s major gold producing regions. During and since his time with Goldcorp, Mr. Jauristo has served as a director for a number of exploration, development and operating companies. Prior to 1997, Mr. Jauristo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, Mr. Jauristo served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China.
Mr. Jauristo has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology.
Mr. Jauristo also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

C.L. “BUTCH” OTTER

			Independent Director
			Director since September 2019
			Principal Occupation: Businessman / Former Governor
			Idaho, United States
			Age: 84

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Environment, Social, Governance			100%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			—	130,351	211,109	—	Yes

Historical Voting Results			Other Public Company Directorships
Year	For	Against	None
2025	99.56%	0.44%
2024	99.90%	0.10%
2023	99.78%	0.22%

Biography
Former Governor C.L. “Butch” Otter is an American businessman and politician who served as the 32nd Governor of
Idaho from 2007 to 2019. Governor Otter was elected in 2006 and reelected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter’s election win in 2014 was his tenth consecutive victory.
Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International.

CAROLYN CLARK LODER

			Independent Director
			Director since February 2021
			Principal Occupation: Mining Professional / Corporate Director
			Arizona, United States
			Age: 73

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Environment, Social Governance			100%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			—	70,768	218,326	14,228	Yes

Historical Voting Results			Other Public Company Directorships
Year	For	Against	K2 Gold Corporation			TSX-V
2025	99.26%	0.74%	American Tungsten Corp.			CSE
2024	99.90%	0.10%
2023	99.85%	0.15%

Biography
Carolyn Clark Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining,
Mineral Rights, Land Management and Tribal Relations in the United States. Ms. Loder served as President of Sonora Mining
Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint Venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America’s largest gold flotation facility. Ms. Loder served two terms as President of the California Mining Association, the first woman President in its hundred-year history. Ms. Loder headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world’s largest publicly traded copper producer and headed up
Mineral Rights and Tribal Relations for Lafarge Holcim, the world’s largest cement manufacturer.
Ms. Loder received numerous awards for mineral reserve acquisition both at the corporate and Tribal level, including completion of a landmark land exchange returning tribal ancestral lands to two federally recognized Tribes while securing mining rights. Ms.
Loder was invited to address the United Nations, Special Rapporteur and High Commissioner of Human Rights regarding
Indigenous Rights and the Extractive Industries. In 2023, Mrs. Loder was the first living woman to be inducted into the United
States National Mining Hall of Fame and first woman to be inducted in more than 100 years.
Three Secretary of Interior’s appointed her to the federal Bureau of Land Management Resource Advisory Council. Ms. Loder
served for nine years on their Council and served as Vice-Chair and Chair of the Council’s Mining Sub-Committee. Ms. Loder was
honored as one of the “Top 100 Global Inspirational Women in Mining” by Women in Mining – United Kingdom. Ms. Loder was also honored by the National Association of Women in Construction with their Person-of-the-Year Award, as a non-member for her accomplishments and support of the mining industry. Ms. Loder was named Person-of-the-Year by the New Mexico Mining
Association for her “Professionalism and Widely Respected Reputation as an Advocate for the Mining Industry.” Ms. Loder served as Chair of the New Mexico Mining Hall of Fame.
Ms. Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O’Connor School of Law, Arizona State University and a
Master’s Degree in Physical Geography with Highest Honors from California State University, Fresno. Ms. Loder currently serves on the Boards of K2 Gold Corp. and American Tungsten Corp. as an Independent Director and as Board Advisor to Kodiak Copper.

IAN ATKINSON

			Independent Director
			Director since November 2024
			Principal Occupation: Corporate Director
			Texas, United States
			Age: 76

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Audit			100%
			Nomination and Corporate Governance			100%
			Compensation			100%
			Technical and Safety			100%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			80,811	208,307	78,273	—	Yes
Historical Voting Results
Year	For	Against
2025	99.55%	0.45%	Other Public Company Directorships
2024	N/A	N/A	Globex Mining Enterprises Inc.			TSX
2023	N/A	N/A	Wolfden Resources Corporation			TSX-V

Biography
Ian Atkinson is a Professional Geologist who currently serves as Director of Globex Mining Enterprises Inc and
Wolfden Resources Corporation. Mr. Atkinson retired from the Board of Kinross Gold Corp in May 2024 and previously served as a director of FCGI and Argonaut. Mr. Atkinson was previously Director, President, and CEO of
Centerra Gold Inc. He has more than 50 years of experience in the mining industry with extensive background in exploration, project development, operations, mergers and acquisitions. Prior to his ten-year tenure at Centerra, Mr.
Atkinson held various senior positions with Hecla Mining Company, Battle Mountain Gold Inc., Hemlo Gold Mines
Inc., and Noranda Inc. During his career, Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects. Mr. Atkinson holds a Bachelor of Science
(Geology) from King’s College, University of London and a Master’s Degree in Geophysics from the Royal School of
Mines, University of London.

JANET YANG

			Independent Director
			Director since November 2024
			Principal Occupation: Chief Financial Officer of Reveam, Inc.
			Georgia, United States
			Age: 45

			Board and Board Committees			2025 Meeting Attendance
			Board			100%
			Audit			100%

			Securities Holdings as at May 11, 2026
							Ownership Requirement Met?
			Shares	Options	DSUs	RSUs
			64,159	79,020	80,821	—	Yes

Historical Voting Results			Other Public Company Directorships
Year	For	Against	Saturn Oil & Gas Inc.			TSX
2025	99.87%	0.13%
2024	N/A	N/A
2023	N/A	N/A

Biography
Janet Yang has over twenty years of varied experience in financial management, business leadership, corporate strategy, capital markets and M&A. She currently serves as Chief Financial Officer for Reveam, Inc., a developer and operator of electronic cold-pasteurization treatment systems. Prior to joining Reveam Inc., Ms. Yang held the role of
Research Director, Energy and Mining at GMT Capital Corp., and from 2018 to 2023, she was Executive Vice
President and Chief Financial Officer of W&T Offshore, Inc., a Texas-based oil and gas exploration and production company traded on the New York Stock Exchange. While at W&T Offshore, Ms. Yang was responsible for $1.7 billion in financing transactions and played a key role in other strategic initiatives, including a substantial deleveraging of the company and originating the company’s partnerships with large, international entities such as Baker Hughes
General Electric and Korea National Oil Company. Earlier in her career, Ms. Yang held positions in research and investment analysis at BlackGold Capital Management, investment banking at Raymond James and energy trading at Allegheny Energy.
Ms. Yang also serves on the board of directors of Saturn Oil & Gas Inc., and she previously served as a director for
Florida Canyon Gold Inc. and Argonaut Gold Inc. Ms. Yang holds a Master of Business Administration degree from the Booth School of Business at the University of Chicago, as well as a Bachelor of Arts degree in Economics from
Rice University.

CHANTAL LAVOIE

Independent Director
Director since March 2026
Principal Occupation: Corporate Director
Ontario, Canada
Age: 62

			Board and Board Committees			2025 Meeting Attendance(1)
			Board			N/A
			Technical and Safety			N/A

Securities Holdings as at May 11, 2026
Ownership Requirement Met?(2)
			Shares	Options	DSUs	RSUs
			—	27,863	14,228	14,228	N/A

Historical Voting Results(1)			Other Public Company Directorships
Year	For	Against	Troilus Mining Corp			TSX
2025	N/A	N/A
2024	N/A	N/A
2023	N/A	N/A

Biography
Chantal Lavoie is a mining engineer and seasoned executive with more than 40 years of experience in mine development, operations, capital project execution and corporate governance across gold, base metals, diamonds and iron ore. A Native of Chicoutimi, Northern Quebec, he has a distinguished career in both open-pit and underground mining, having worked in Canada, the USA and Australia while holding senior management and executive roles with some of the world’s largest mining companies, including Manager of Underground Division for
Barrick’s Goldstrike during the expansion of the Meikle Mine, as well as COO for De Beers’ Canadian mining operations during the construction of the Snap Lake and Victor mines. He previously served as the CEO for
Crocodile Gold Corp., COO for Dominion Diamond Corporation and most recently served as the COO of Rio Tinto Iron
Ore Company of Canada for five years until his retirement in August 2024.
Mr. Lavoie currently serves as Chair and Independent Director of Troilus Mining Corporation and holds a Bachelor of
Applied Science in Mining Engineering from Laval University in Quebec, Canada. He is a registered Professional
Engineer in Ontario and Quebec and holds the Institute of Corporate Directors designation.

(1)Mr. Lavoie was appointed to the Board on March 12, 2026.
(2)Mr. Lavoie has until March 2031 to comply with the Share ownership requirements.

Corporate Cease Trade Orders or Bankruptcies
Other than as discussed below, to the knowledge of management, no Director or executive officer of
Integra is, as at the date of this Circular, or was, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer, or after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as discussed below, to the knowledge of management, no Director is, as of the date of this
Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, bankrupt, has made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or has instituted any proceedings, arrangement or compromise with creditors, or has had a receiver, receiver manager or trustee appointed to hold the assets of the Director.
To the knowledge of management, no Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Anna Ladd-Kruger was a director of Nevada Copper Corp. (“NCU”). In June 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of
Nevada, which was subsequently recognized in Canada under the Companies’ Creditors Arrangement Act
(the “Proceedings”). The Proceedings were subsequently completed in May 2025. On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the
Proceedings. The Failure-to-File Cease Trade Order was revoked on February 2, 2026.
Advance Notice Provisions
The Corporation’s advance notice provisions set forth procedures for Shareholders to nominate a person for election as Director of the Corporation.  The requirements under the advance notice provisions stipulate a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out information that Shareholders must provide regarding each director nominee and the nominating Shareholders in order for the advance notice requirement to be met. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. The
Corporation’s advance notice provisions can be found in the Corporation’s articles available on SEDAR+ at
www.sedarplus.ca.
As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Appointment of Auditors
The auditors of the Corporation, BDO Canada LLP, were appointed effective March 27, 2025.
Management recommends that Shareholders approve the appointment of BDO Canada LLP as auditor for the ensuing year and to authorize the Directors to fix the auditor’s remuneration.
Management recommends a vote FOR the appointment of BDO Canada LLP as auditor of the
Corporation. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the appointment of BDO Canada LLP as auditor of the Corporation for the ensuing year and the authorization of the Board to fix their remuneration.
Ordinary Resolution to Approve the Amended and Restated Equity Incentive Plan
The Corporation’s existing equity incentive plan (the “Plan”) was last approved by Shareholders on June
27, 2025. The Board approved an amended and restated equity incentive plan (the “Amended and
Restated Equity Incentive Plan”) on May 11, 2026 to make certain amendments to the Plan as detailed below. The TSX Venture Exchange (the “Exchange”) has conditionally approved the Amended and
Restated Equity Incentive Plan subject to Shareholder approval at the Meeting. Shareholders will be asked to consider and, if deemed appropriate, pass the Amended and Restated Equity Incentive Plan Resolution
(as defined below), the full text of which is located below. If, at the Meeting, the Corporation does not obtain Shareholder approval of the Amended and Restated Equity Incentive Plan Resolution, the
Corporation’s Plan will continue to remain in place.
The Amended and Restated Equity Incentive Plan amends the Corporation’s Plan by: (i) permitting the
Board to grant performance share units (“PSUs”), which allow for the holder thereof to receive a number of Shares based on the achievement of performance ratios or multipliers; (ii) providing for the extension of settlement of RSUs and DSUs in the event such RSUs or DSUs vest during a blackout period imposed by the Corporation; (iii) amending the mechanics of redemption of RSUs and DSUs; (iv) amending the type of Shareholder approval required annually for the Amended and Restated Equity Incentive Plan and with respect to the aggregate number of RSUs and DSUs available for grant under the Amended and Restated
Equity Incentive Plan to align with the policies of the Exchange; (v) to remove certain limitations with respect to the grant of awards to insiders to align with the policies of the Exchange; and (vi) certain other changes to definitions as well as housekeeping items.
The purpose of the Amended and Restated Equity Incentive Plan continues to be to secure for the
Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans such as the Amended and Restated Equity Incentive Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the
Corporation; and (b) promote greater alignment of interests between such persons and Shareholders.
The Amended and Restated Equity Incentive Plan also continues to be a “rolling” 10% plan, pursuant to which the number of Shares reserved for issuance under the Amended and Restated Equity Incentive Plan is equal to 10% of the Corporation’s issued and outstanding Shares at the time of award under the
Amended and Restated Equity Incentive Plan. The Amended and Restated Equity Incentive Plan also preserves the “fixed” component related to the number of Shares issuable on redemption of RSUs, PSUs and DSUs subject to the global the 10% “rolling” plan limit. The aggregate number of Shares available for issuance underlying RSUs and PSUs shall not exceed 7,000,000 Shares and for DSUs shall not exceed
4,000,000 Shares.
Under the terms of the Amended and Restated Equity Incentive Plan, all outstanding Options, RSUs and
DSUs granted under the Corporation’s existing Plan will be governed by the terms of the Amended and
Restated Equity Incentive Plan. The formal adoption of the Amended and Restated Equity Incentive Plan is
subject to Shareholder approval at the Meeting and final Exchange approval.

For a summary of the Amended and Restated Equity Incentive Plan see “Part 6: Securities Authorized for
Issuance for Issuance Under Equity Incentive Plans - Amended and Restated Equity Incentive Plan”. The full text of the Amended and Restated Equity Incentive Plan is attached as Schedule “A” hereto.
Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows (the “Amended and Restated Equity Incentive Plan Resolution”):
“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
(1)The Amended and Restated Equity Incentive Plan Resolution (as defined and described in the
Corporation’s management information circular dated May 11, 2026), pursuant to which, (i) eligible employees of the Corporation may purchase common shares in the Corporation; and (ii) directors may, from time to time, authorize the issuance of options, restricted share units, performance share units and deferred share units to certain directors, officers, employees and consultants of the
Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Corporation at the time of grant and to a maximum of 5,000,000 incentive stock options, 7,000,000 restricted share units and performance share units, and 4,000,000 deferred share units, be and is hereby authorized and approved, subject to stock exchange approval; and
(2)Any one or more directors or officers of the Corporation be and are hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions.”
Accordingly, the Board of Directors and management are recommending that Shareholders vote FOR the approval of the Amended and Restated Equity Incentive Plan Resolution. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the Amended and Restated Equity Incentive Plan
Resolution.
PART 3: STATEMENT OF CORPORATE GOVERNANCE
The Corporation believes in the importance of a strong Board and sound corporate governance policies and practices to direct and manage its business affairs. Good corporate governance is essential to retaining the trust of the Corporation’s Shareholders, attracting the right people to the organization and maintaining social license in the communities where the Corporation works and operates. The
Corporation also believes that good governance enhances its performance.
National Instrument 58-101 – Disclosure of Corporate Governance Practices requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) established in National Policy 58-201 – Corporate Governance
Guidelines. These Guidelines are not prescriptive but have been used by the Corporation in adopting its corporate governance practices. The Corporation’s approach to corporate governance is set out below.
Board of Director Mandate
The Board has adopted a Board mandate (the “Board Mandate”) pursuant to which the Board is responsible for the stewardship of the Corporation. The Board oversees the management and conduct of the business and affairs of the Corporation, with a goal to enhance long-term Shareholder value. The
Board will carry out its duties and responsibilities either directly or through its Committees.
The Board Mandate sets forth procedures relating to the Board's operations such as the composition of the Board, expectations of Directors, meetings, Committees and duties, powers and responsibilities of the
Board. Pursuant to the Board Mandate, the Board is required to hold a minimum of one scheduled meeting per quarter and Directors are expected to make reasonable efforts to attend all meetings of the
Board held in any given year. The full text of the Board Mandate is attached hereto as Schedule “C”.
Please refer to the Corporation’s website at www.integraresources.com.

Nomination of Directors and Board Renewal
The Board and the Nomination and Corporate Governance Committee (the “NCGC”) hold the responsibility for the nomination and assessment of new Directors. The NCGC reviews annually the credentials of the members of the Board (see “Board Skills Matrix” below). Recommendations of the
NCGC are presented to the Board for review and approval.
The Board also recommends the number of Directors on the Board to Shareholders for approval, subject to compliance with the requirements of BCBCA and the Corporation's articles. Between annual
Shareholder meetings, the Board may appoint Directors to serve until the next annual Shareholder meeting, subject to compliance with the requirements of the BCBCA. Individual Directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate. The Board will periodically assess the appropriate number of Directors on the
Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current
Directors or management, Shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.
The Corporation has not adopted term limits for its Directors and tenure ranges from less than 1 year to over 8 years. Given the relatively short terms served by its Directors and the diverse backgrounds and expertise of its Directors, the Corporation does not feel that term limits are necessary at this time. The
Corporation will reassess if term limits are necessary on an annual basis. The table below details the dates since which each Director has served on the Corporation’s Board.

Director’s Name	Date of Appointment as Director
Timo Jauristo	February 28, 2018
George Salamis	February 28, 2018
Anna Ladd-Kruger	December 12, 2018
C.L. “Butch” Otter	September 16, 2019
Carolyn Clark Loder	February 24, 2021
Ian Atkinson	November 8, 2024
Janet Yang	November 8, 2024
Chantal Lavoie	March 12, 2026
Board Skills Matrix
The members of the Board have diverse backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new Directors or executive officers arises, the Board and the NCGC assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors.
The NCGC reviews annually the required skill set based on the Corporation’s development stage and assesses the credentials of the members of the Board.

	Anna Ladd-Kruger	George Salamis	Timo Jauristo	C.L. “Butch” Otter	Carolyn Clark Loder	Ian Atkinson	Janet Yang	Chantal Lavoie
Financial Literacy(1)	✓	✓	✓	✓		✓	✓	✓
Mergers & Acquisitions(2)	✓	✓	✓	✓	✓	✓	✓
Mining or Global Resource Industry (3)	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations (4)		✓	✓	✓	✓	✓		✓
Technical Mining and Operations (5)	✓	✓	✓		✓	✓		✓
Environmental Considerations(6)	✓	✓	✓	✓	✓	✓		✓
Stakeholder Engagement (State, Tribal Nations, Local Communities and Others)(7)	✓	✓		✓	✓	✓		✓
Communications, Investor Relations, Public Relations and Media(8)	✓	✓	✓	✓		✓	✓
Human Resources and Compensation(9)	✓	✓	✓	✓		✓	✓	✓
Governance and Board Experience(10)	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management(11)	✓	✓	✓	✓	✓	✓	✓	✓
Management and Leading Growth(12)	✓	✓	✓	✓		✓	✓	✓
Technology and Cyber Risk(13)		✓	✓			✓
(1)Understanding of (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)Understanding of and experience with: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-
business continuation; and (iii) general legal requirements in mergers and acquisitions.
(3)Understanding of and experience in the mining industry globally and the associated risks, combined with a strong knowledge of market participants.
(4)Understanding of: (i) legislative and decision-making process of governments; (ii) experience in dealing with governments (policy making, lobbying, etc.) and (iii) understanding of permitting process for a mining project.
(5)Understanding of and experience with: (i) exploration activities; (ii) mine operations, including risks, challenges, opportunities; (iii)
construction, development, planning, scheduling, monitoring of construction, contract administration and forecasting; and (iv)
understanding of marketing of metals.
(6)Understanding of and experience with: (i) environmental risks in the mining industry; (ii) government regulations with respect to the environment and (iii) potential risks and impacts of climate change on the Corporation’s mining operations.
(7)Understanding of and experience with stakeholders including state, Tribal Nations, local communities and others.
(8)Experience in or a strong understanding of communications, public media or investor relations.
(9)Strong understanding of compensation and benefit programs, with specific expertise in executive compensation programs, organizational/personal development and personnel development.
(10)Understanding of: (i) the requirements/process for oversight of management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies and experience as a director of a public company.
(11)Knowledge of risk management principles and practices, an understanding of the key risk areas that a company faces, and an ability to identify, assess, manage and report on key risk controls and exposures.
(12)Experience driving strategic direction and leading growth of an organization.
(13)Understanding and experience with (i) technology and technology trends in the mining industry (e.g.. artificial intelligence); (ii)
cyber risk and (iii) cybersecurity measures.

Independence of the Board
The Guidelines suggest that the board of directors of reporting issuers should be constituted with a majority of individuals who qualify as “independent” directors. A director is “independent” if the individual has no direct or indirect material relationship with the reporting issuer, which could, in the view of the reporting issuer’s board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the board or a committee of the board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the reporting issuer is considered to have a material relationship with the reporting issuer.
As of the date of this Circular, the Board consists of eight (8) Directors, of which seven (7) are independent as determined by the Board in accordance with National Instrument 52-110 – Audit
Committees (“NI 52-110”) and Section 803A of the NYSE American LLC (“NYSE American”) Company
Guide.

Director	Independent
Anna Ladd-Kruger, Chair	Yes
George Salamis, President, CEO and Director	No, holds role as executive officer
Timo Jauristo	Yes
C.L. “Butch” Otter	Yes
Carolyn Clark Loder	Yes
Ian Atkinson	Yes
Janet Yang	Yes
Chantal Lavoie	Yes
Other Public Company Directorships
None of the Directors of the Corporation serve together as directors or officers of another public company or have any board interlocks that require disclosure. The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer	Markets
Anna Ladd-Kruger	1911 Gold Corporation	TSX-V
	Tocvan Ventures Corp.	CSE
George Salamis	Newcore Gold Ltd.	TSX-V
	Artemis Gold Inc.	TSX-V
Carolyn Clark Loder	K2 Gold Corporation	TSX-V
	American Tungsten Corp.	CSE
Ian Atkinson	Globex Mining Enterprises Inc.	TSX
	Wolfden Resources Corporation	TSX-V
Janet Yang	Saturn Oil & Gas Inc.	TSX
Chantal Lavoie	Troilus Mining Corp.	TSX
Board Attendance
During the year ended December 31, 2025, the Board of Directors of the Corporation held seven (7) Board meetings, six (6) meetings of the Audit Committee (“AC”), five (5) meetings of the Compensation
Committee (“CC”), four (4) meetings of the Nomination and Corporate Governance Committee (“NCGC”),
eight (8) meetings of the Technical and Safety Committee (“TSC”) and two (2) meetings of the

Environment, Social, Governance Committee (“ESGC”). The following table provides the attendance record of each nominee Director for all Board and Committee meetings held in 2025.

Name of Director(1)	Board	AC	CC	NCGC	TSC	ESGC	Attendance Record
Anna Ladd-Kruger	100%	100%	100%	100%	100%	100%	100%
George Salamis(2)	100%	—	—	—	88%	—	93%
Timo Jauristo(3)	100%	—	100%	100%	88%	—	96%
C.L. “Butch” Otter	100%	—	—	—	—	100%	100%
Carolyn Clark Loder	100%	—	—	—	—	100%	100%
Eric Tremblay(4)	100%	—	—	—	100%	—	100%
Ian Atkinson	100%	100%	100%	100%	100%	—	100%
Janet Yang	100%	100%	—	—	—	—	100%
(1)Mr. Lavoie was appointed to the Board on March 12, 2026 and therefore did not attend any meetings in 2025.
(2)As President and CEO, Mr. Salamis also attended four (4) AC, five (5) CC, four (4) NCGC, and two (2) ESGC meetings. Mr. Salamis missed one TSC meeting due to illness.
(3)Mr. Jauristo missed one TSC meeting scheduled on short notice due to travel.
(4)Mr. Tremblay resigned from the Board on October 9, 2025. His attendance record reflects only those meetings he was eligible to attend prior to his resignation.
In-Camera Meetings
The independent members of the Board hold in-camera sessions, without non-independent Directors or management, at each Board meeting and may convene additional sessions as required. Mr. Salamis and
Mr. Kosec did not attend these sessions. During the year ended December 31, 2025 the independent
Directors held seven (7) in-camera sessions at meetings of the Board. The AC meets in-camera with the
Corporation’s auditors and separately without management, and the other Committees of the Board similarly hold in-camera sessions at all meetings.
Assessment of Board Performance
The Board, with oversight from the NCGC, conducts an annual evaluation of the effectiveness of the
Board and individual Directors. The process includes a confidential questionnaire covering Board structure, meeting mechanics and materials, meeting conduct, strategic and risk oversight and individual
Director performance, supplemented by discussions with the Chair of the Board and the Chair of the
NCGC. The NCGC reviews the results, reports to the Board and recommends any actions arising from the evaluation. Outcomes of the process inform Board composition, governance practices and Director development.
Orientation and Continuing Education
The Corporation does not provide a formal orientation and education program for new Directors.
However, new Directors are provided with the opportunity to familiarize themselves with the Corporation’s business and operations, as well as with the current Directors and members of management. New
Directors are provided with information about the Corporation’s business, including governance policies and recent Board and committee materials and minutes and receive briefings from management, as appropriate.
Directors are also encouraged and given the opportunity for continuing education. Continuing education activities undertaken by Directors during the year included site visits to the Florida Canyon mining operation (the “Florida Canyon Mine”) and the DeLamar project (the “DeLamar Project”) in October 2025.
In addition, Mr. Lavoie visited the Florida Canyon Mine and the DeLamar Project in April 2026 following his appointment to the Board. In 2025, the Corporation introduced an annual reimbursement of up to $3,000 for continuing education for Directors and executive officers.The continuing education activities undertaken by individual Directors during the year are summarized below:

Director	Topic / Event	Date
Anna Ladd-Kruger	Indigenous Cultural Safety - Len Pierre Consulting	May 2025
	BDO Audit Chair Round Table - International Taxes	June 2025
	Chairing the Board Video Learning Series - Institute of Corporate Directors	June 2025
	PwC Webinar - Is ESG Cancelled?	June 2025
	Chairing Boards Certification - Institute of Corporate Directors	4 modules from September to December 2025
Carolyn Clark Loder	Board Oversight of Employee Relations - Women in the Boardroom	August 2025
Chantal Lavoie	Prospectors & Developers Association of Canada (“PDAC”) Convention	March 2025
	Future-Proofing the Boardroom: Scenario Planning & Stress Testing in Today’s World - Institute of Corporate Directors	June 2025
Committees of the Board
Audit Committee
The Board has established the AC to assist the Board in fulfilling its oversight responsibilities in respect of the Corporation’s financial reporting, internal controls and risk management systems, and the external audit process. The full text of the AC’s charter is available on the Corporation’s website at
www.integraresources.com. The AC met six (6) times in 2025 and the attendance of the AC members is detailed above under “Board Attendance”.
The AC is currently comprised of Anna Ladd-Kruger (Chair), Ian Atkinson and Janet Yang, each of whom is (i) independent within the meaning of NI 52-110 and within the meaning of Rule 10A-3 under the the
United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)  and the applicable rules of the NYSE American and (ii) financially literate, within the meaning of NI 52-110, and are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American Company
Guide. Ms. Ladd-Kruger and Ms. Yang qualify as financial experts (as defined in Item 407(d)(5)(ii) of
Regulation S-K under the Exchange Act).
The following table sets out the aggregate fees billed by the Corporation's current auditor, BDO Canada
LLP, and its former auditor, MNP LLP, from January 1, 2024 through December 31, 2025. BDO Canada

LLP was appointed as the Corporation's auditor on March 27, 2025, replacing MNP LLP. Only fees billed by MNP LLP in its capacity as auditor are included in the following table.

	Year ended December 31, 2024 MNP LLP	Year ended December 31, 2025 MNP LLP	Year ended December 31, 2025 BDO Canada LLP
Audit fees(1)	C$313,829	C$486,838	C$475,000
Audit related fees(2)	C$31,541	-	-
Tax fees(3)	-	-	C$25,000
All other fees(4)	-	-	-
Total	C$345,370	C$486,838	C$500,000
(1)Audit Fees refers to the aggregate fees billed by the Corporation’s external auditor for audit services, including fees incurred in relation to the audit of Integra’s annual consolidated financial statements, quarterly reviews, reviews of securities filings and statutory audits.
(2)Audit-Related Fees refers to the aggregate fees billed for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under
Audit Fees. Audit-Related Fees include due diligence, comfort letters and consents related to financings and proposed transactions.
(3)Tax Fees refers to the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, and tax planning.
(4)All Other Fees refers to the aggregate fees billed for services provided by the Corporation’s external auditor, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees.
Additional information with respect to the AC can be found in the Corporation’s most recent Annual
Information Form, available on Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at
www.sec.gov or on its website at www.integraresources.com.
Compensation Committee
The CC is responsible for approving compensation objectives and the specific compensation programs, policies and practices of the Corporation on matters of remuneration, succession planning, compensation recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified members of management and employees. The CC is responsible for recommending, monitoring and reviewing compensation programs for senior executives and the Directors. The full text of the CC’s charter is available on the Corporation’s website at www.integraresources.com. The CC met five
(5) times in 2025 and the attendance of the CC members is detailed above under “Board Attendance”.
The CC is comprised of Timo Jauristo (Chair), Anna Ladd-Kruger and Ian Atkinson. All of the members of the CC are independent within the meaning of within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Each member of the CC has experience and skills relevant to executive compensation, enabling them to make informed decisions regarding the suitability of the Corporation’s compensation policies and practices. In addition, the CC obtains input from independent outside compensation consultants when necessary.
Nomination and Corporate Governance Committee
The NCGC is responsible for the monitoring of the Corporation’s corporate governance and nomination matters. The NCGC has the general mandate to: (i) consider and assess all issues that may affect the
Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two areas.
In regards to corporate governance matters, the NCGC is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The NCGC is also responsible for recommending to the Board new candidates for Directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its Committees and of individual Directors. The full text of the CC’s charter is available on the Corporation’s website at www.integraresources.com. The NCGC met four (4) times in
2025 and the attendance of the NCGC members is detailed above under “Board Attendance”.
The NCGC is comprised of Ian Atkinson (Chair), Anna Ladd-Kruger and Timo Jauristo. All of the members of the NCGC are independent within the meaning of within the meaning of NI 52-110 and under the applicable rules of the NYSE American. All members of the NCGC have relevant governance and leadership experience.
Technical and Safety Committee
The main purpose of the TSC of the Board is to provide oversight with respect to: (i) technical matters related to the Corporation’s projects; (ii) the protection of the health and safety of the Corporation’s employees and contractors at its project sites. The full text of the TSC’s charter is available on the
Corporation’s website at www.integraresources.com. The TSC met eight (8) times in 2025 and the attendance of the TSC members is detailed above under “Board Attendance”.
The TSC is comprised of Chantal Lavoie (Chair), Anna Ladd-Kruger, Timo Jauristo, George Salamis and
Ian Atkinson. With the exception of Mr. Salamis who serves as President and CEO of the Corporation, the members of the TSC are independent within the meaning of within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Mr. Lavoie was appointed as a member and Chair of the TSC in March 2026 following his appointment to the Board. All members of the TSC have the relevant experience to carry out their duties.
Environment, Social, Governance Committee
The main purpose of the ESGC is to provide oversight with respect to environment, social, and governance matters to ensure the Corporation conducts operations at its mining project sites in an environmentally and socially responsible manner and in compliance with all applicable laws and regulations. In addition, the ESGC will oversee the Corporation’s annual Sustainability Report. Please refer to the Corporation’s website at www.integraresources.com to view the 2024 Sustainability Report. The full text of the ESGC’s charter is available on the Company’s website at www.integraresources.com. The
TSC met two (2) times in 2025 and the attendance of the ESGC members is detailed above under “Board
Attendance”.
The ESGC is comprised of Carolyn Clark Loder (Chair), Anna Ladd-Kruger and C.L. “Butch” Otter. All of the
members of the ESGC are independent within the meaning of within the meaning of NI 52-110 and under the applicable rules of the NYSE American. All members of the NCGC have relevant governance and leadership experience. All members of the ESGC have the relevant experience to carry out their duties.
Role Descriptions
Chair of the Board
Anna Ladd-Kruger was appointed as Chair of the Board on January 9, 2025. The Board has adopted a role description for the Chair of the Board which can be viewed in full on the Corporation’s website at
www.integraresources.com. The Chair of the Board is designated by the entire Board to act as the leader of the Board to enhance board effectiveness and protect the independence of the Board and to be responsible for overseeing relationships between the Board, management, shareholders and other stakeholders, and acting as the presiding member of the Board with a view to ensuring that these relationships are effective, efficient and further the best interests of the Corporation.

Chief Executive Officer
George Salamis was appointed as President and Chief Executive Officer (“CEO”) on January 9, 2025. The
CEO’s primary role is to manage the Corporation in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Corporation’s strategic plans, budgets and responsibilities, with a view to increasing Shareholder value and maximizing the Corporation’s long-term success. The role description for the CEO is available on the Corporation’s website at www.integraresources.com.
Chair of Board Committee
The following are the Chairs of the Corporation’s Board committees:
•Anna Ladd-Kruger, Audit Committee;
•Timo Jauristo, Compensation Committee;
•Ian Atkinson, Nomination and Corporate Governance Committee;
•Chantal Lavoie, Technical and Safety Committee; and
•Carolyn Clark Loder, ESG Committee.
The Board adopted a Chair of Board Committee role description which can be viewed in full on the
Corporation’s website at www.integraresources.com. The Chair of each Committee is responsible for overseeing the duties and responsibilities of the Committee, including reporting and making recommendations to the Board, to aid the Board in carrying out its mandate.
Corporate Policies
The Corporation has adopted a number of corporate policies to support responsible operations, regulatory compliance and effective governance. These policies are approved by the Board and provide high-level guidance on the Corporation’s expectations and standards in respect of the applicable subject matter. A copy of each policy described below can be obtained by emailing the Corporation at
info@integraresources.com.
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that is intended to document the principles of conduct and ethics to be followed by the Corporation’s employees, officers, and
Directors. Its purpose is to:
•promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•promote full, fair, accurate, timely and understandable disclosure in reports and documents that
Integra files with, or submits to, the securities regulators and in other public communications made by the Corporation;
•promote compliance with applicable governmental laws, rules and regulations, including pursuant to any rules or policies promulgated by any exchange on which the Corporation’s Shares are listed for trading;
•promote fair dealing with the Corporation’s security holders, customers, suppliers, competitors and other third parties;

•reiterate the Corporation’s commitment to full compliance with anti-bribery or anti-corruption laws that may be applicable;
•ensure confidentiality of corporate information;
•promote protection of corporate assets and opportunities;
•promote the prompt internal reporting to an appropriate person of violations of the Code;
•promote accountability for adherence to the Code;
•provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
•provide mechanisms to report illegal, unethical or inappropriate conduct; and
•help foster the Corporation’s culture of honesty and accountability.
The Corporation requires all employees, officers and Directors to be familiar with and adhere to the Code.
Violations of the Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution. Employees, officers and Directors are expected to promptly report violations of the Code and assist and co-operate with audits and investigations related to the Code and other policies of the Corporation. All employees, officers and Directors are required to sign an annual acknowledgement agreeing to adhere to the Code and to confirm that they have not violated nor are aware of any violations of the Code.
Directors on the Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue in accordance with the BCBCA.
A copy of the Code can be found on SEDAR+ at www.sedarplus.ca and on the Corporation’s website at
www.integraresources.com.
Whistleblower Policy
The Whistleblower Policy outlines the procedures which the AC has established for the confidential, anonymous submission by employees of the Corporation of any concerns which applicable individuals may have regarding (i) questionable accounting or auditing matters or (ii) actual or perceived unethical or unlawful conduct, including any violations of the Corporation’s.
Communications and Corporate Disclosure Policy
The purpose of the Communications and Corporate Disclosure Policy is to ensure that all information relevant and material to the Corporation’s shareholders and the public is disclosed in a timely manner, while protecting the Corporation’s commercially sensitive information, in accordance with all applicable legal and regulatory requirements.
Insider Trading Policy
Canadian and United States securities laws prohibit “insider trading” and impose certain restrictions on trading in securities while in possession of material undisclosed information. The rules and procedures outlined in the Insider Trading Policy have been implemented in order to prevent improper trading of the
Corporation’s securities or of companies with which the Corporation (or one or more of its subsidiaries)
has a significant business relationship or with which the Corporation (or one or more of its subsidiaries)
is proposing to enter into a business transaction.
Safety, Environmental and Social Responsibility Policy
The objective of the Safety, Environmental and Social Responsibility Policy is to outline how the
Corporation, together with its Directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally responsible manner and to the highest standards of corporate social responsibility.
Anti-Bribery and Anti-Corruption Policy
The Anti-Bribery and Anti-Corruption Policy is designed to educate, provide knowledge and guidance to the Corporation’s personnel and agents on the giving or receiving of bribes.
The applicable anti-bribery and anti-corruption laws prohibit companies from directly or indirectly making improper payments or gifts. It is the policy of the Corporation to comply strictly with all applicable laws and regulations.
The Corporation adheres to best practices with respect to anti-corruption behaviour, and therefore it has a zero tolerance policy for bribery and corruption by employees, officers, Directors, agents, consultants, and contractors of the Corporation.
Compensation Recovery Policy
The Board of the Corporation believes that it is in the best interests of the Corporation and its
Shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Corporation’s compensation philosophy. The Corporation’s incentive-based compensation plans are intended to align the interests of the Corporation’s executive officers and Shareholders through equity and other performance-based compensation plans. The Board has therefore adopted the
Compensation Recovery Policy which provides for the recovery of erroneously awarded incentive compensation in the event that the Corporation is required to prepare an accounting restatement due to material noncompliance of the Corporation with any financial reporting requirements under the federal securities laws and/or in the event of detrimental conduct by a “Covered Individual” (as defined in the
Compensation Recovery Policy).
Diversity and Inclusion Policy
The Corporation is committed to creating and maintaining a culture of workplace diversity and inclusivity.
In keeping with this commitment, the Corporation has established a Diversity and Inclusion Policy. The
Corporation recognizes that diversity is essential to achieving the broad range of perspectives, experience, and expertise necessary to meet its corporate objectives. The Corporation is committed to creating a work environment where individuals can realize their full potential, supported by equitable opportunities for development, advancement, training, and mentorship. The Corporation’s approach to recruitment remains rooted in assessing individuals based on their abilities and experience.
The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diverse perspectives of the Corporation.
Diversity, including the level of representation of women on the Board, is one factor which the NCGC takes into consideration in identifying and nominating candidates for election or reelection to the Board. In addition, the NCGC evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-
current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.
The Corporation believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Corporation considers diversity, including the level of representation of women, the Corporation is committed to offering equal employment opportunities based upon an individual’s qualifications and performance.
The Diversity and Inclusion Policy does not mandate quotas based on any specific area of diversity including gender.

In August 2021, the Corporation held its first Women of Integra event. This event was attended by female
Directors, officers, and employees from the Vancouver office, Boise office and the DeLamar Project site.
The Corporation continues to hold these events periodically to foster an inclusive environment and encourage development and mentorship of the women working within the Corporation.
The following table sets forth the representation of designated groups among the Board and the
Corporation’s executive officers as of the date of this Circular.

	Executive Officers		Board of Directors
Designated Group	Number	Percentage	Number	Percentage
Women	1	13%	3	38%
Indigenous Peoples	1	13%	—	—%
Members of Visible Minorities	—	—%	2	25%
Persons with Disabilities	—	—%	—	—%
Equity Ownership Policy
The Board believes that it is in the best interest of the Corporation and its Shareholders to align the financial interests of the Corporation’s executives and non-executive members of the Board with those of the Corporation’s Shareholders. In this regard, the NCGC has recommended and the Board has adopted minimum equity ownership guidelines, which are defined in the Equity Ownership Policy. In addition, the
Equity Ownership Policy prohibits the Corporation’s executives and non-executive members of the Board from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of Shares.
Executive officers and Directors collectively own an aggregate of 1,663,673 Shares, representing approximately 1% of the issued and outstanding Shares. Under the Equity Ownership Policy, the following may be used in determining Share ownership:
•Shares owned directly (including through open market purchases or acquired and held upon vesting of Corporation equity awards);
•Shares owned jointly or separately by the individual’s spouse;
•Shares held in trust for the benefit of the participant, the participant’s spouse and/or children;
•RSUs (whether vested or not vested); and
•DSUs (whether vested or not vested).
Unexercised Options (whether vested or not vested) do not count toward meeting these guidelines.
The following table outlines the Share ownership requirements and minimum time to comply under the
Equity Ownership Policy:

Position	Multiple of Base Salary or Annual Retainer	Minimum Time to Comply
CEO	Three (3) times annual base salary	Five (5) years after becoming subject to Ownership Policy
Other Executive Officers	Two (2) times annual base salary
Non-Executive Directors	Three (3) times annual base salary
The NCGC assessed compliance with the Equity Ownership Policy as of December 31, 2025 and reported to the Board that all Directors and NEOs had met the ownership requirement. Mr. Lavoie was appointed to the Board in March 2026 and will have until March 2031 to comply with the ownership requirements.

The following table shows each NEO and Director’s holdings as of December 31, 2025 and whether they have met the requirement under the Equity Ownership Policy.

Name and Position	Number of Shares	Number of RSUs and DSUs	Total Value of Shares, RSUs and DSUs(1)(2)	Share Ownership as Multiple of Base Salary	Requirement Met? / Deadline to Comply
George Salamis, President, CEO and Director	887,620	422,291	$5,355,010	18.8x	✓
Andrée St-Germain, CFO	235,487	189,058	$1,742,359	9.7x	✓
Clifford Lafleur, COO	—	146,597	$590,410	2.1x	✓
Mark Stockton, VP, EA&S	110,011	113,487	$909,109	5.8x	✓
Scott Olsen, VP, EP&I	38,571	113,487	$624,890	3.4x	✓
Anna Ladd- Kruger, Chair	10,100	198,132	$838,640	14.2x	✓
Timo Jauristo, Director	28,000	205,542	$946,793	28.0x	✓
C.L. “Butch” Otter, Director	—	181,125	$729,469	15.7x	✓
Carolyn Clark Loder, Director	—	204,098	$821,991	17.7x	✓
Ian Atkinson, Director	80,811	49,818	$390,522	8.4x	✓
Janet Yang, Director	64,159	49,818	$323,457	7.0x	✓
(1)The value of Shares is calculated based on the greater of the closing price of the Shares on December 31, 2025 of $4.03 (C$5.52)
or the cost of the Shares on date of purchase. All Share prices have been converted from Canadian dollars to U.S. dollars using the
December 31, 2025 exchange rate.
(2)The value of RSUs and DSUs are calculated based on the closing price of the Shares on December 31, 2025 of $4.03 (C$5.52). The
value of DSUs received in lieu of fees is calculated based on the greater of the closing price of the Shares on December 31, 2025 or the value attributed to the DSUs on award date. All Share prices have been converted from Canadian dollars to U.S. dollars using the
December 31, 2025 exchange rate.
PART 4: NAMED EXECUTIVE OFFICER COMPENSATION
Compensation Discussion and Analysis
The following information is presented in accordance with Form 51-102F6 – Statement of Executive
Compensation. Under Form 51-102F6 – Statement of Executive Compensation, “Named Executive
Officers” or “NEOs” are the CEO, Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was, individually, more than
C$150,000 for the financial year ended December 31, 2025.
The Named Executive Officers for the financial year ended December 31, 2025 were:
a.George Salamis, President, CEO and Director;
b.Jason Kosec, Former President, CEO and Director;
c.Andrée St-Germain, CFO;
d.Clifford Lafleur, Chief Operating Officer (“COO”);
e.Mark Stockton, Vice President, External Affairs and Sustainability (“VP, EA&S”); and
f.Scott Olsen, Vice President, Engineering-Processing and Infrastructure (“VP, EP&I”).
Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025. As he
served as CEO during the year ended December 31, 2025, he is included as a named executive officer for that year. Prior to his appointment as President and CEO of the Corporation, Mr. Salamis served as
Executive Chair.

The purpose of this Compensation Discussion and Analysis is to provide information about the
Corporation’s executive compensation philosophy, objectives and processes, and to explain how the
Corporation’s compensation policies and practices are designed to attract, retain and motivate executive officers while aligning their interests with those of Shareholders.
Overview of Compensation Practices
The Corporation maintains the following compensation practices:
•Benchmarking against peers – Executive compensation is reviewed relative to a group of comparable companies.
•Regular compensation review – The CC reviews compensation programs annually to ensure alignment with strategy and market practices.
•Pay-for-performance philosophy – A substantial portion of executive compensation is tied to corporate and individual performance.
•Balanced compensation mix – Compensation includes an appropriate balance of base salary, short-term incentives and long-term incentives, with a signficant portion of at-risk compensation.
•Long-term Shareholder alignment – Equity-based compensation aligns executives with long-term Shareholder value.
•Independent compensation advice – The CC regularly engages an independent compensation advisor to provide benchmarking and advice on executive compensation practices.
•Compensation Recovery Policy – The Corporation maintains a policy for the recovery of erroneously awarded incentive compensation in the event that the Corporation is required to prepare an accounting restatement due to material noncompliance with  financial reporting requirements.
•Equity Ownership Policy – The Corporation maintains equity ownership guidelines for
Directors and executives to promote alignment with Shareholders and to prohibit
Directors and executives from hedging the Corporation’s securities.
•Independent oversight – The CC is composed entirely of independent Directors.
•No option repricing without Shareholder approval – The Corporation does not reduce the exercise price of Options without Shareholder approval.
Principles and Objectives of Executive Compensation
The Board and the CC believe in linking an individual’s compensation to his or her performance and contribution as well as to the performance of the Corporation as a whole. The primary components of the
Corporation’s executive compensation are base salary, cash bonus (“short-term incentive” or “STIP”) and
Option-based and RSU-based awards (“long-term incentives” or “LTIP”). The Board and the CC believe that the mix between base salary, STIP and LTIP should be reviewed and tailored to each executive based on their role within the organization, their individual performance, and the compensation paid by a group of comparable companies, as further discussed under “2025 Compensation Peer Group” below. The overall goal is to successfully link compensation to the interests of Shareholders. The following principles form the basis of the Corporation’s executive compensation program:
a.align interest of executives and Shareholders;
b.attract and motivate executives who are instrumental to the success of the Corporation and the enhancement of Shareholder value;

c.provide incentive to executives to continuously improve operations and execute on corporate strategy;
d.pay for performance; and
e.ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Corporation’s long-term value.
Oversight of NEO Compensation
The CC assists the Board in fulfilling its responsibilities with respect to executive compensation. The CC reviews and recommends to the Board the Corporation’s compensation objectives and compensation programs, policies and practices, including matters relating to remuneration, succession planning, recruitment, development, retention and performance evaluation of executives, with the objective of attracting and retaining qualified executives and employees. The CC is responsible for reviewing and monitoring compensation programs for executives and for making recommendations to the Board regarding grants under the Corporation’s STIP and LTIP, including equity awards to eligible executives, employees and consultants under the Corporation’s equity incentive plan. From time to time, the CC engages an independent compensation advisor to provide benchmarking and advice on executive compensation practices. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the CC.
The CC is comprised of Timo Jauristo (Chair), Anna Ladd-Kruger and Ian Atkinson. All of the members of the CC are independent within the meaning of within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Each member of the CC has experience and skills relevant to executive compensation, enabling them to make informed decisions regarding the suitability of the Corporation’s compensation policies and practices. See also “Statement of Corporate Governance – Compensation
Committee”.
Role of Management
Management supports the CC by providing information and recommendations regarding the
Corporation’s compensation programs and practices, including compensation for executive officers. The
CEO provides input to the CC regarding the performance and compensation of other executive officers but does not participate in discussions or decisions relating to his own compensation.
The CC retains full decision-making authority and can exercise discretion in modifying any of the recommendations from management prior to making recommendations to the Board.
Compensation Risk Considerations
The CC considers the potential risks associated with the Corporation’s compensation policies and practices when making its recommendations to the Board. The Corporation’s executive compensation program is designed to balance STIP and LTIP and to align the interests of the Corporation’s NEOs with those of Shareholders.
STIP awards are determined by the Board based on an assessment of corporate and individual performance. LTIP awards are delivered through equity-based incentives granted under the Corporation’s equity incentive plan, which includes limits on the number of Shares that may be issued pursuant to awards. These features are intended to align executive compensation with the long-term performance of the Corporation and the creation of Shareholder value.
The Corporation also maintains governance practices designed to mitigate compensation-related risk, including the Equity Ownership Policy, which includes a prohibition on hedging transactions involving the
Corporation’s securities, and the Compensation Recovery Policy that permits the Corporation to recover certain incentive compensation in specified circumstances.

Based on its review of the Corporation’s compensation policies and practices, the CC has not identified any risks arising from the Corporation’s compensation programs that are reasonably likely to have a material adverse effect on the Corporation. The CC will continue to review the Corporation’s compensation strategy, policies and practices on an annual basis.
Purchase of Financial Instruments
The Corporation prohibits Directors and NEOs from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds)
that are designed to hedge or offset a decrease in market value of equity securities granted by the
Corporation to such individuals as compensation or held, directly or indirectly, by the Director or NEO. To the best of the Corporation’s knowledge, no Director or NEO of the Corporation has purchased such financial instruments.
Financial Assistance and Loans
The Corporation does not provide financial assistance to Directors, officers or employees to help them purchase Shares or exercise Options granted under the Corporation’s equity incentive plan.
Pension Plan Benefits
There are no pension plan benefits in place for the NEOs or the Directors.
Independent Compensation Consultant
In 2025, the CC continued to engage Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent advice regarding the Corporation’s strategy for executives and non-executive directors. The
CC has retained Lane Caputo on an as-needed basis since 2020. Building on the comprehensive review of the Corporation’s compensation framework conducted in 2024, Lane Caputo conducted a follow-up review and provided updated recommendations to ensure that the Corporation’s compensation strategy is aligned with peers as the Corporation continues to evolve its compensation framework to reflect its status as a production-stage company.
There is a requirement for the CC to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Corporation at the request of management.
The following table details the aggregate fees incurred on behalf of the CC in consideration of the services provided by Lane Caputo. Other than Lane Caputo, no other third party was engaged to provide compensation-related services to the Corporation during the two most recently completed financial years.

Lane Caputo Compensation Inc.	2024	2025
Executive compensation-related fees	C$40,000	C$9,000
All other fees	—	—
Total Fees	C$40,000	C$9,000
2025 Compensation Peer Group
The Corporation's peer group was established by Lane Caputo in 2024 and consists of publicly-traded
Canadian production-stage mining companies with comparable market capitalization, enterprise value, revenue, production and geographic locations. In late 2025, Lane Caputo reviewed the peer group established in 2024 with the CC and determined that it remained relevant. The CC will review the peer group on an annual basis to ensure that it remains relevant to the Corporation. The peer group currently includes the following companies:

Americas Gold and Silver Corp.	Endeavour Silver Corp.	Mandalay Resources Corporation
Andean Precious Metals Corp.	Galiano Gold, Inc.	Orezone Gold Corp.
Avino Silver & Gold Mines Ltd.	Gogold Resources, Inc.	Orla Mining Ltd.
Bear Creek Mining Corp.	Jaguar Mining Inc.	TRX Gold Corp.
Cerrado Gold Inc.	Mako Mining Corp.	Wesdome Gold Mines Ltd.
Lane Caputo compiled comparative data for the peer group, which was reviewed by the CC in determining appropriate base salaries, target STIP awards, LTIP grant levels and total compensation for the NEOs for
2025. The Board makes final decisions regarding executive compensation after considering the advice and recommendations of the CC.
Components of the NEO Compensation Program
Set forth below is a table that describes the components of NEO compensation:

Components	Description	Objective
Base Salary
Base salaries are fixed cash compensation paid
to executives for fulfilling the responsibilities of
their role. Base salary is determined through an
analysis of a comparator group for similar
positions and an evaluation of individual
experience, performance and contributions.
Provides market-competitive base compensation to attract, retain and motivate qualified executives.
STIP	The STIP is an annual cash incentive award that is a variable component of compensation designed to reward executives on an annual basis for achievement of corporate and individual objectives.	Rewards achievement of annual corporate and individual objectives and aligns compensation with the Corporation’s business strategy.
LTIP	Equity-based awards are a variable component of compensation that are granted under the Corporation’s equity incentive plan, including Options and RSUs, which typically vest over three years.	Aligns the interests of executives with Shareholder interests and promotes long- term value creation and attraction, retention and motivation of key executives.
Benefit Plans
The Corporation provides employee benefit
programs, which may include health, vision and
dental benefits, life and disability insurance and
participation in the Corporation’s RRSP / 401K
matching program.
Provides competitive benefits to support the overall compensation package and assist in attracting and retaining qualified executives.
Base Salary
Base salaries for the NEOs are reviewed by the CC and Board annually. Base salaries (or consulting fees)
of the Corporation’s NEOs are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.
At the end of 2024, the Corporation transitioned from a developer to a producer with the acquisition of the
Florida Canyon Mine. In 2024, the CC engaged Lane Caputo to review the Corporation’s compensation strategy for executives and non-executive Directors as the Corporation transitioned from development to production. Lane Caputo benchmarked the Corporation’s compensation strategy against the peer group discussed above in “2025 Compensation Peer Group”. Based on their review, Lane Caputo found that the
Corporation’s total direct compensation to NEOs was positioned below the 25th percentile in comparison to peers with total direct compensation being the total of base salary (or consulting fees), annual STIP award and the Black-Scholes value of LTIP awards. Lane Caputo recommended to maintain current salary levels, subject to an inflation increase, in 2025 and to adjust salary levels in 2026 and 2027 once the
Corporation has achieved initial production guidance and associated cashflow.
Base salaries for the NEOs for the financial year ended December 31, 2025 were as follows:

Name and Position	2025 Base Salary
George Salamis, President, CEO and Director	C$389,527
Jason Kosec, Former President, CEO and Director(1)	US$266,250
Andrée St-Germain, CFO	C$246,716
Clifford Lafleur, COO	C$385,000
Mark Stockton, VP, EA&S	C$214,293
Scott Olsen, VP, EP&I	US$180,250
(1)Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025.
Short-term Incentive Plan
The STIP is an annual cash incentive award that is a variable component of compensation designed to reward executives on an annual basis for achievement of corporate and individual objectives. STIP awards are determined and awarded based on an assessment by the CC of corporate and individual objectives. The determination as to whether an objective has been met is ultimately made by the Board on the recommendation of the CC. Target STIP, expressed as a percentage of base salary, and weighting of corporate and individual performance for each NEO are determined by the CC based on the executives’
role. The Board reserves the right to make positive or negative adjustments to any STIP award if they consider them to be appropriate. STIP awards were calculated as follows:
Individual
(Score x
Weighting)
STIP Award
($)
Base Salary
($)
Target STIP
(%)
Corporate
(Score x
Weighting)
                          X                    X                        +=
The following table sets out the 2025 target STIP as a percentage of base salary and the relative weight of corporate and individual objectives for each NEO:

Name and Position(1)	Target STIP	Corporate Objectives	Individual Objectives
George Salamis, President, CEO and Director	100%	75%	25%
Andrée St-Germain, CFO	70%	75%	25%
Clifford Lafleur, COO	100%	75%	25%
Mark Stockton, VP, EA&S	50%	75%	25%
Scott Olsen, VP, EP&I	50%	75%	25%
(1)Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025 and therefore did not receive a
2025 STIP award.
Corporate Objectives
For the financial year ended December 31, 2025, the corporate objectives were recommended by management, reviewed by the CC and approved by the Board. Management, the CC and the Board considered multiple factors when selecting the corporate objectives, including, among other factors, the following: stage of the Corporation, corporate strategy and priorities for 2025, risks and opportunities,

state of the markets and market expectations, trends in corporate governance, industry best practices and the Corporation’s values.
Performance against the corporate objectives for the 2025 financial year was assessed by the CC in early
2026 based on its review of the achievement of each objective. In conducting its assessment, the CC considered the relative difficulty of the objectives and other relevant factors that may have affected their achievement.
The following lists the Corporation’s 2025 corporate objectives as approved by the Board and considered by the CC and Board in assessing the 2025 performance of the NEOs and the scores ascribed by the CC for 2025 corporate performance:

2025 Corporate Objectives	Weighting	Results
Operational Execution	40.0%	22.5%
Gold production
All-in sustaining costs (“AISC”)(1)
Recoverable placed ounces
Maintain minimum cash balance to sustain 24 months of G&A
Growth	25.0%	35.5%
Florida Canyon Mine optimization studies
DeLamar feasibility study
Development projects permitting
Resource growth
Sustainability	20.0%	18.0%
Maintain zero lost time incidents
Reduce total reportable injuries
Environmental (compliance / spill reduction)
Employee-related projects
ESG Report / ESG-related disclosures
Stakeholder and Tribal Nation engagement
Capital Markets	15.0%	22.5%
Share price performance relative to peers and the GDXJ index
Increase capital market relevancy
Total	100.0%	98.5%
(1)AISC is a non-GAAP financial measure and is calculated as the Corporation’s production costs, royalties and excise taxes and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis. Please refer to the Corporation’s discussion of non-GAAP financial measures in its MD&A for the year ended December 31,
2025.
Overall Corporate Performance Score
For 2025, the CC determined that the corporate objectives for growth and capital markets had exceeded expectations. During the year growth achievements included, the DeLamar Project Mine Plan of
Operations being determined to be administratively complete and the results of the DeLamar Project feasibility study being announced in December 2025, along with the completion of a growth drilling program at Florida Canyon. Capital market achievements included, record share price performance and recognition as a top 50 Exchange performer and inclusion in the Solactive Global Silver Miners Total
Return Index. For operational execution, despite challenges in 2025 including, dust suppression issues in
Q3 2025, longer waste hauls than anticipated during the capital stripping campaign in one of its pits, and one-time, temporary reduction in solution flow rates resulting from a liner tear in a solution pond identified during Q4 2025, the Corporation achieved the low end of production guidance. In addition, the AISC metric was not met, however, the Corporation’s cash balance exceeded expectations. For sustainability achievements in 2025, the Corporation entered into a relationship agreement with the Shoshone-Paiute
Tribes of the Duck Valley Indian Reservation, however, the Corporation had seven Mine Safety and Health
Administration reportable injuries lowering the performance score for safety. As a result, the CC recommended, and the Board approved, an overall corporate performance score of 98.5% for the financial year ended December 31, 2025.
Individual Objectives
The NEOs developed individual objectives for the year in early 2025. Subsequent to the end of the financial year, the CC, with input from the CEO for his direct reports, assessed individual performance and assigned an overall performance score according to the executive’s success in achieving their objectives.
At its discretion, the Board on the recommendation of the CC may award additional discretionary STIP awards. After consideration, the Board approved on the recommendation of the CC an additional STIP award to Mr. Salamis in the amount of C$69,124 and to Ms. St-Germain in the amount of C$81,401 in recognition of their efforts in guiding the Corporation through its first full year of production and to Mr.
Lafleur an additional STIP award in the amount of C$200,000 in recognition of his efforts in delivering the
DeLamar Project feasibility study.
STIP Award Summary
The following table sets out the 2025 STIP awards to the NEOs as approved by the Board on the recommendation of the CC:

Name and Position(1)	Target STIP	Corporate Score	Individual Score	Overall Score	Actual STIP(2)
George Salamis, President, CEO and Director	100.0%	98.5%	95.0%	97.6%	C$500,000
Andrée St-Germain, CFO	70.0%	98.5%	95.0%	97.6%	C$250,000
Clifford Lafleur, COO	100.0%	98.5%	95.0%	97.6%	C$460,525
Mark Stockton, VP, EA&S	50.0%	98.5%	105.0%	100.0%	C$107,280
Scott Olsen, VP, EP&I	50.0%	98.5%	100.0%	98.9%	US$89,111
(1)Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025 and therefore did not receive a
2025 STIP award.
(2)Actual STIP is inclusive of the additional discretionary STIP awards to Mr. Salamis, Ms. St-Germain and Mr. Lafleur in the amounts of C$69,124, C$81,401 and C$200,000, respectively.
Long-term Incentive Plan
Long-term incentives are performance-based grants of Options and RSUs. The awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions. The Board implemented a formal annual equity incentive grant in 2018.
The Options and RSUs granted to NEOs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and
1/3 after 36 months. The Options expire 5 years from the date of grant.
Grants of Options and RSUs are based on:
a.the executive’s performance;
b.the executive’s level of responsibility within the Corporation;
c.the number and exercise price of Options previously issued to the executive; and

d.the overall aggregate total compensation package provided to the executive.
Beginning in 2026, NEOs are provided the opportunity to indicate their preferred allocation of LTIP awards between Options and RSUs, subject to Options representing between 20% and 50% of the total LTIP grant.
Management makes recommendations to the CC and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives’ compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board is responsible for setting or amending the Corporation’s equity incentive plan under which Options and
RSUs are granted. The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the NEO.
On the recommendation of the CC, as approved by the Board, Option and RSU grants for the NEOs for the
2025 compensation cycle, were determined and awarded as follows and granted on March 27, 2026:

Name and Position(1)	RSUs Awarded	Value of RSUs Awarded(2)	Options Awarded	Value of Options Awarded(3)	Total Value of LTIP Grant
George Salamis, President, CEO and Director	121,951	$324,324	278,630	$328,212	$652,536
Andrée St-Germain, CFO	71,138	$189,189	162,534	$191,457	$380,646
Clifford Lafleur, COO	84,688	$225,224	193,493	$227,925	$453,149
Mark Stockton, VP, EA&S	48,780	$129,728	74,301	$87,523	$217,251
Scott Olsen, VP, EP&I	40,650	$108,107	92,877	$109,405	$217,512
(1)Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025 and therefore did not receive a
2025 LTIP grant.
(2)The RSUs issued reflect the annual grant for the 2025 compensation cycle granted on March 27, 2026. The values were calculated using the 5-day volume weighted average price (the “VWAP”) at grant date being C$3.69 and has been converted to U.S. dollars using the December 31, 2025 exchange rate.
(3)The Options issued reflect the annual grant for the 2025 compensation cycle granted on March 27, 2026. These Options are exercisable at a price of C$3.53 until March 27, 2031. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3 year expected life; 60.89% volatility; 3.06% risk free interest rate; and a 0% dividend rate and has been converted to U.S. dollars using the December 31, 2025 exchange rate.

Performance Graph
The following graph compares the percentage change in cumulative total shareholder return for C$100 invested in the Corporation’s Shares against the cumulative total return of the S&P/TSX Venture
Composite Index for the five-year period beginning January 1, 2021.
The amounts in the graph above and chart below are as of January 1, 2021 and December 31 in each of the years 2021, 2022, 2023, 2024 and 2025.

	1/1/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Integra Resources Corp.	$100.00	$54.40	$17.00	$11.12	$9.92	$44.16
S&P/TSX Venture Composite Index	$100.00	$107.29	$65.15	$63.16	$68.30	$112.84
During the period indicated, the total return to Shareholders declined between 2021 and 2024 before partially recovering in 2025. Over the 5-year period the Corporation underperformed the S&P/TSX Venture
Composite Index. While Share price performance is an important consideration, the CC also considers the
Corporation’s operational progress, strategic initiatives and long-term value creation when determining executive compensation. A significant portion of NEO compensation is equity-based, and accordingly, the realizable value of such compensation is directly linked to the Corporation’s Share price performance.

Summary Compensation Table
The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to the NEOs

					Non-equity Incentive Plan Compensation
Name and Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long- term Incentive Plans ($)	Pension Value ($)	All Other Compen- sation(5) ($)	Total Compen- sation ($)
George Salamis(6), President, CEO and Director	2025	284,202	324,324	328,212	364,804	Nil	Nil	71,310	1,372,852
	2024	254,189	245,255	102,465	228,771	Nil	Nil	Nil	830,680
	2023	276,541	160,490	87,709	245,430	Nil	Nil	Nil	770,170
Jason Kosec(7), Former President, CEO and Director	2025	5,808	Nil	Nil	Nil	Nil	Nil	1,595,106	1,600,914
	2024	250,000	Nil	Nil	231,250	Nil	Nil	Nil	481,250
	2023	145,833	160,490	85,709	221,875	Nil	Nil	Nil	613,907
Andrée St-Germain, CFO	2025	180,006	189,189	191,457	182,402	Nil	Nil	58,299	801,353
	2024	160,997	159,416	66,602	118,333	Nil	Nil	Nil	505,348
	2023	175,344	104,562	55,841	108,814	Nil	Nil	Nil	444,561
Clifford Lafleur(8), COO	2025	196,629	225,224	227,925	336,002	Nil	Nil	12,960	998,740
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark Stockton, VP, EA&S	2025	156,350	129,728	87,523	78,272	Nil	Nil	44,368	496,241
	2024	141,772	98,102	40,986	64,440	Nil	Nil	Nil	345,300
	2023	115,401	70,518	37,660	49,767	Nil	Nil	Nil	273,346
Scott Olsen, VP, EP&I	2025	180,250	108,107	109,405	89,111	Nil	Nil	42,323	529,196
	2024	175,000	98,102	40,986	78,966	Nil	Nil	Nil	393,054
	2023	18,846	70,518	37,660	12,765	Nil	Nil	Nil	139,789
(1)Amounts paid in Canadian dollars have been converted to U.S. dollars using the December 31 exchange rate of the applicable year.
(2)Share-based awards are granted in the form of RSUs and are valued by multiplying the number of RSUs by the closing price of the
Shares on the grant date. The RSUs vest one-third per year commencing on the first anniversary of the award. The value of the
Share-based awards have been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of grant. The
RSUs for the 2025 performance year were granted on March 27, 2026, for the 2024 performance year on January 24, 2025 and for the 2023 performance year on December 20, 2023.
(3)Option-based awards are valued using the Black-Scholes option pricing model. Option-based awards vest one-third per year commencing on the first anniversary of the grant. The value of the Option-based awards have been converted to U.S. dollars from
Canadian dollars using the exchange rate on the date of grant. The Option-based awards for the 2025 performance year were granted on March 27, 2026, for the 2024 performance year on January 24, 2025 and for the 2023 performance year on December 20,
2023.
(4)These amounts are STIP awards earned in the year and paid in the subsequent year. Amounts paid in Canadian dollars have been converted to U.S. dollars using the December 31 exchange rate of the applicable year. The 2025 STIP awards are inclusive of the additional discretionary STIP awards to Mr. Salamis, Ms. St-Germain and Mr. Lafleur as described above under “Components of the
NEO Compensation Program - Short-term Incentive Plan”.
(5)These amounts are related to participation in the Corporation’s employee benefit programs, including RRSP and 401K matching. In addition, Mr. Salamis, Ms. St-Germain and Mr. Stockton received a one-time payout of unused vacation and Mr. Kosec received a severance payment in connection with his departure. Amounts paid in Canadian dollars have been converted to U.S. dollars using the December 31 exchange rate of the applicable year.
(6)Mr. Salamis’ fees and annual incentive plan amounts for his services as President, and CEO are paid to a private company controlled by Mr. Salamis.
(7)Mr. Kosec ceased to serve as President, Chief Executive Officer and Director of the Corporation on January 9, 2025. The amount reported under “All Other Compensation” includes a severance payment paid in connection with his departure. All amounts were paid to a private company controlled by Mr. Kosec.
(8)Mr. Lafleur was appointed as COO on March 25, 2025.

Outstanding Option- and Share Based Awards
The following provides a summary of equity incentive plan awards outstanding for each NEO as of
December 31, 2025:

	Share-Based Awards(1)			Option-Based Awards
Name and Position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price(3) ($)	Option expiration date	Value of unexercised in-the- money Options(4) ($)
George Salamis, President, CEO and Director	396,566	$1,598,161	$103,672(2)	262,345	$1.00	1/24/2030	$794,905
				201,538	$1.01	12/20/2028	$608,645
				25,000	$1.59	1/10/2028	$61,000
				20,000	$4.76	12/16/2026	Nil
Jason Kosec(5), Former President, CEO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrée St- Germain, CFO	189,058	$761,904	Nil	170,524	$1.00	1/24/2030	$516,688
				131,305	$1.01	12/20/2028	$396,541
				12,500	$1.59	1/10/2028	$30,500
				10,000	$4.76	12/16/2026	Nil
Clifford Lafleur(6), COO	146,597	$590,786	Nil	154,737	$1.39	3/27/2030	$408,506
Mark Stockton, VP, EA&S	113,487	$457,353	Nil	104,938	$1.00	1/24/2030	$317,962
				88,555	$1.01	12/20/2028	$267,436
				14,500	$1.59	12/15/2027	$35,380
				6,500	$4.76	12/16/2026	Nil
Scott Olsen, VP, EP&I	113,487	$457,353	Nil
				104,938	$1.00	1/24/2030	$317,962
				88,555	$1.01	12/20/2028	$267,436

(1)Includes RSUs, the value of which is based on the closing price of the Shares on December 31, 2025 of $4.03 (C$5.52). The
closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the December 31, 2025 exchange rate.
(2)These RSUs (the “Deferred RSUs”) were originally scheduled to vest before December 31, 2025, but the applicable participant elected to defer receipt of the Shares underlying the Deferred RSUs as permitted under the Plan.
(3)Option exercise prices have been converted to U.S. dollars from Canadian dollars using the December 31, 2025 exchange rate.
(4)The value of Options is based on the difference between the closing price of Shares on December 31, 2025 of $4.03 (C$5.52) and the exercise price of the Options. The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the
December 31, 2025 exchange rate.
(5)Mr. Kosec ceased to serve as President, Chief Executive Officer and Director of the Corporation on January 9, 2025 and therefore had no outstanding Share-based or Option-based awards as of December 31, 2025.
(6)Mr. Lafleur was appointed as COO on March 25, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year
The following provides a summary the value of all incentive plan awards that vested for each NEO during the year ended December 31, 2025:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
George Salamis	$220,626	$100,686	$364,804
Jason Kosec(4)	—	—	—
Andrée St-Germain	$140,818	$301,361	$182,402
Clifford Lafleur(5)	—	—	$336,002
Mark Stockton	$100,187	$213,274	$78,272
Scott Olsen	$88,462	$199,443	$89,111
(1)This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options. The value of Options has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.
(2)This is aggregate dollar value that would have been realized if the RSUs vested during the year had been paid out or distributed on their respective vesting dates. This is calculated by multiplying the number of RSUs that vested during the year by the closing price of the Shares on the date of vesting. The value of RSUs has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.
(3)Reflects the annual STIP awards earned by each NEO in 2025. These amounts were paid in 2026 in respect of 2025 performance and have been converted to U.S. dollars using the December 31, 2025 exchange rate.
(4)Mr. Kosec ceased to serve as President, CEO and Director of the Corporation on January 9, 2025.
(5)Mr. Lafleur was appointed as COO on March 25, 2025.
Termination and Change of Control Benefits
Material Terms of NEO Agreements
The Corporation has entered into employment or consulting agreements with its NEOs, which provide for base salary or fees, eligibility for annual bonus (STIP), eligibility for annual incentive grants (LTIP), and participation in the benefit plans. These agreements also include provisions relating to termination of employment, change of control and customary confidentiality, non-competition and non-solicitation covenants.
In the event of termination without cause or good reason (as those terms are defined in the employment or consulting agreement), NEOs are generally entitled to: (i) any accrued but unpaid compensation; (ii) a lump sum payment equal to 24 months of base salary or fees; (iii) continuation of benefits (other than disability coverage) for a period of 24 months; and (iv) a lump sum payment in respect of bonus that would have been earned over the 24-month notice period, determined based on the bonus received in the year prior to termination.
In the event that an NEO is terminated without cause or resigns for good reason within 12 months following a change of control (as defined in the employment or consulting agreement), the NEO is generally entitled to enhanced severance, including: (i) a lump sum payment equal to 24 months of base salary or fees; (ii) continuation of benefits (other than disability coverage) for a period of 24 months; (iii) a lump sum payment in respect of bonus that would have been earned over the 24-month notice period, determined based on the bonus received in the year prior to termination; and (iv) accelerated vesting of all outstanding Options and RSUs, and all Options held by the NEO shall remain exercisable until the earlier of their expiration date or 90 days from the date of the NEO’s termination of employment.
On January 9, 2025, Mr. Kosec ceased to serve as President, CEO and Director of the Corporation. In connection with his departure, the Corporation paid severance in accordance with the terms of his consulting agreement. The amount of such severance is included in “All Other Compensation” in the
“Summary Compensation Table” for 2025.
Treatment of Equity Awards
The following table summarizes the treatment of Options and RSUs in connection with certain termination events under the terms of the Corporation’s Plan and employment or consulting agreements.

Equity Award	Termination for Cause	Resignation or Retirement	Termination Without Cause or Resignation for Good Reason	Change of Control and Termination Without Cause or Resignation for Good Reason
Options	•All Options are cancelled upon termination.	•Vested Options must be exercised within 90 days of termination date or by the original expiry date (if sooner). •Unvested Options are cancelled upon termination.	•Vested Options must be exercised within 90 days of termination date or by the original expiry date (if sooner). •Unvested Options are cancelled upon termination.	•Immediate vesting and must be exercised within 90 days of termination date or by the original expiry date (if sooner).
RSUs	•Unvested RSUs are forfeited upon termination.	•Unvested RSUs are forfeited upon termination.	•Unvested RSUs are forfeited upon termination.	•Immediate vesting and settlement upon termination.
Estimated Incremental Payments on Termination or Change of Control
The following table shows the estimated severance payments that would be payable to each of the NEOs of the Corporation in the event a change of control, termination without cause or resignation for good reason took place on December 31, 2025.

Name and Position	Base Salary(1) ($)	Cash Bonus(2) ($)	Share-based Awards(3) ($)	Option- based Awards(4) ($)	Benefits ($)	Total ($)
George Salamis, President, CEO and Director	568,404	729,608	648,648	656,424	10,227	2,613,311
Andrée St-Germain, CFO	360,012	364,804	378,378	382,914	14,303	1,500,411
Clifford Lafleur, COO	393,258	672,004	450,448	455,850	11,218	1,982,778
Mark Stockton, VP, EA&S	312,700	156,544	259,456	175,046	11,299	915,045
Scott Olsen, VP, EP&I	360,500	178,222	216,214	218,810	66,375	1,040,121
(1)Based on base salary or base consulting fees as of December 31, 2025 and have been converted to U.S. dollars using the
December 31, 2025 exchange rate as applicable.
(2)Based on cash bonus earned in 2025 and paid in the first quarter of 2026 and have been converted to U.S. dollars using the
December 31, 2025 exchange rate as applicable. These amounts are inclusive of the additional discretionary STIP awards to Mr.
Salamis, Ms. St-Germain and Mr. Lafleur as described above under “Components of the NEO Compensation Program - Short-term
Incentive Plan”.
(3)Includes RSUs and the value is based on the value at the date of grant. The value of RSUs has been converted to U.S. dollars from
Canadian dollars using the December 31, 2025 exchange rate.
(4)The value of Option-Based awards is based on the value at the date of grant. The value of Option-Based awards has been converted to U.S. dollars from Canadian dollars using the December 31, 2025 exchange rate.
In the event of a change of control, all Share-based and Option-based awards are deemed vested. The value of Share-based and Option-based awards outstanding have not been included in the table below, however, these values are detailed under “Named Executive Officers – Outstanding Option- and Share-
Based Awards” in this Circular.

2026 Executive Compensation Program
Base Salaries
In late 2025, Lane Caputo compiled comparative data for the peer group discussed above under “2025
Compensation Peer Group”, which was reviewed by the CC in determining appropriate base salaries for
2026. Given the significant change in the Corporation’s operations resulting from the acquisition of the
Florida Canyon Mine, increases to NEO base salaries in 2026 were higher than in prior years. A further increase is anticipated in 2027 to align NEO base salaries with the low to median range of the peer group.
Base salaries for the NEOs for the financial year ended December 31, 2026 as approved by the Board on the recommendation of the CC are as follows:

Name and Position	2026 Base Salary	Increase from 2025(1)
George Salamis, President, CEO and Director	C$485,000	24.5%
Andrée St-Germain, CFO	C$350,000	41.9%
Clifford Lafleur, COO	C$400,000	3.9%
Mark Stockton, VP, EA&S	C$300,000	40.0%
Scott Olsen, VP, EP&I	US$223,312	23.9%
(1)Increases to NEO base salaries in 2026 were higher than in prior years, reflecting the significant change in operations following the acquisition of the Florida Canyon Mine. Mr. Lafleur received a modest increase as his salary had already been adjusted upon joining the Corporation in 2025.
Short-Term Incentive Plan
The following lists the Corporation’s 2026 corporate objectives as approved by the Board on the recommendation of the CC and to be considered by the CC and Board in assessing the 2026 performance of the NEOs. As in 2025, the corporate objectives below also represent the 2026 individual objectives of
Mr. Salamis as CEO.

2026 Corporate Objectives	Weighting
Operational Execution	35.0%
Produced gold ounces
Recoverable ounces placed
Mined tons and crushed rehandle
AISC
Cost of sustaining capital projects
Growth	35.0%
Florida Canyon Mine feasibility study
DeLamar Project advancement
DeLamar permitting
Nevada North Project advancement
Nevada North permitting
Sustainability	15.0%
Safety audit and recommendations
Maintain zero lost time incidents and reduction of high potential incidents
Immediately reportable spills and quarterly reportable spills
Stakeholder and Tribal engagement
Capital Markets	15.0%
Share price performance relative to peers and the GDXJ index
Inclusion on GDXJ and increase capital market relevancy
Total	100.0%
PART 5: DIRECTOR COMPENSATION
Oversight and Components of Director Compensation
As part of its mandate, the CC is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors’ compensation packages, the CC takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable companies. The director compensation program is designed to attract and retain members of the Board of a quality and nature that will enhance the performance and growth of the Corporation. In order to align the interests of the Directors with those of Shareholders, the Board has implemented a share ownership policy. See “Statement of Corporate
Governance – Corporate Policies – Equity Ownership Policy” for details of the Equity Ownership Policy.
In 2024, the Corporation engaged Lane Caputo to review the Corporation’s compensation strategy for executives and non-executive Directors as the Corporation transitioned from a developer to a producer.
Lane Caputo recommended to maintain current cash retainer levels in 2025, with the intent to transition to the median of the producer peer group by 2027. After discussion with Lane Caputo the CC and Board approved a 3% increase to the cash retainer payable to non-executive Directors for 2025. Following her appointment on January 9, 2026, the Board approved on the recommendation of the CC, that the cash retainer payable to Ms. Ladd-Kruger as Chair be C$81,000 in recognition of her increased responsibilities.
Mr. Salamis and Mr. Kosec, who were also NEOs in 2025, were not entitled to receive any additional compensation for acting as a Director.
In late 2025, Lane Caputo compiled comparative data for the peer group which was reviewed by the CC in determining appropriate cash retainers for the Directors for 2026. The following table sets forth the 2025 and 2026 cash retainers, as well as the Committee Chair cash retainers for the Directors of the
Corporation, as recommended by the CC and approved by the Board.

Position	2025 Cash Retainer(1)	2026 Cash Retainer(1)
Chair	$81,000	$112,500
Independent Directors	$46,350	$55,000
Audit Committee Chair	$15,000	$15,000
Compensation Committee Chair	$10,000	$10,000
All Other Committee Chairs	$5,000	$5,000
(1)Directors resident in the United States are compensated in U.S. dollars, and Directors resident outside the United States are compensated in Canadian dollars.
The Directors have the option to receive a portion or all of their retainer in DSUs in lieu of cash. In 2025,
Ms. Ladd-Kruger and Mr. Jauristo each elected to receive 50% of their retainer in DSUs, Mr. Otter elected to receive 20% of his retainer in DSUs and Mr. Tremblay elected to receive 75% of his retainer in DSUs.
Directors are also eligible to participate in the Plan (and will be eligible under the Amended and Restated
Equity Incentive Plan), which is designed to give each independent Director an interest in preserving and maximizing Shareholder value in the long term. Option and DSU grants are determined on an annual basis, based on the Corporation’s overall performance. Option vesting periods for Directors are as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  DSUs vest 12 months after the date of grant and are settled in cash or Shares when the individual ceases to be a Director of the Corporation.
Beginning in 2026, the Directors are provided the opportunity to indicate their preferred allocation of LTIP awards. The Directors may choose to receive 30% Options and 70% DSUs or they may choose to receive
30% Options, 35% RSUs and 35% DSUs.
There are no other arrangements under which the Directors who are not NEOs were compensated by the
Corporation or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.
Summary Compensation Table
The following table provides a summary of compensation paid, directly or indirectly, for the year ended
December 31, 2025, not including Directors who are also NEOs:

Name of Director	Fees Earned(1) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Awards ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Anna Ladd-Kruger	34,948	110,218	32,821	Nil	Nil	Nil	177,987
Timo Jauristo	20,557	95,936	32,821	Nil	Nil	Nil	149,314
C.L. “Butch” Otter(4)	37,080	85,032	32,821	Nil	Nil	Nil	154,933
Carolyn Clark Loder	51,350	75,678	32,821	Nil	Nil	Nil	159,849
Eric Tremblay(5)	7,937	Nil	Nil	Nil	Nil	89,446(6)	97,383
Ian Atkinson	52,479	75,675	32,821	Nil	Nil	Nil	160,975
Janet Yang	46,350	75,675	32,821	Nil	Nil	Nil	154,846
(1)The fees paid in Canadian dollars have been converted to U.S. dollars using the December 31, 2025  exchange rate. Pursuant to the Plan, in 2025 Ms. Ladd-Kruger, Mr. Jauristo, Mr. Otter and Mr. Tremblay elected to receive 50%, 50%, 20% and 75%, respectively, of their annual retainer in DSUs. The value of the DSUs in lieu of fees has been included with Share-Based Awards.
(2)Share-based awards are granted in the form of DSUs and RSUs and are valued by multiplying the number of Share-based awards by the closing price of the Shares on the grant date. The DSUs vest on the first anniversary of the award. However, DSUs can only be redeemed when the DSU holder ceases to be a Director of the Corporation.The RSUs vest one-third per year commencing on the first anniversary of the award. The value of the Share-based awards has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of grant. The Share-based awards for the 2025 performance year were granted on March 27, 2026, for the
2024 performance year on January 24, 2025 and for the 2023 performance year on December 20, 2023.
(3)Option-based awards are valued using the Black-Scholes option pricing model. Option-based awards vest one-third per year commencing on the date of grant. The value of the Option-based awards has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of grant. The Option-based awards for the 2025 performance year were granted on March 27,
2026, for the 2024 performance year on January 24, 2025 and for the 2023 performance year on December 20, 2023.
(4)Mr. Otter’s fees for his services as a Director are paid to a private company controlled by Mr. Otter.
(5)On October 9, 2025, Mr. Tremblay resigned from the Board.
(6) In recognition of services rendered and to reflect unvested DSUs granted in lieu of fees cancelled on date of resignation, the
Board awarded a one-time cash payment of C$122,595 which has  been converted to U.S. dollars from Canadian dollars using the
December 31, 2025 exchange rate.
Outstanding Option- and Share Based Awards
The following provides a summary of equity incentive plan awards outstanding for each Director, not including Directors who are also NEOs, as of December 31, 2025:

	Share-Based Awards(1)			Option-Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price(3) ($)	Option expiration date	Value of unexercised in-the- money Options(4) ($)
Anna Ladd- Kruger	67,266	$271,082	$527,390	51,157	$1.00	1/24/2030	$155,006
				31,531	$1.01	12/20/2028	$95,224
				11,000	$1.59	1/10/2028	$26,840
				8,800	$4.76	12/16/2026	Nil
Timo Jauristo	60,182	$242,533	$585,801	51,157	$1.00	1/24/2030	$155,006
				31,531	$1.01	12/20/2028	$95,224
				11,000	$1.59	1/10/2028	$26,840
				8,800	$4.76	12/16/2026	Nil
C.L. “Butch” Otter	54,582	$219,965	$509,968	51,157	$1.00	1/24/2030	$155,006
				31,531	$1.01	12/20/2028	$95,224
				11,000	$1.59	1/10/2028	$26,840
				8,800	$4.76	12/16/2026	Nil
Carolyn Clark Loder	49,818	$200,767	$621,748	51,157	$1.00	1/24/2030	$155,006
				31,531	$1.01	12/20/2028	$95,224
				11,000	$1.59	1/10/2028	$26,840
				8,800	$4.76	12/16/2026	Nil
				40,000	$7.73	2/24/2026	Nil
Eric Tremblay(5)	Nil	Nil	Nil	17,052	$1.00	1/24/2030	$51,668
				21,020	$1.01	12/20/2028	$63,480
				11,040	$5.24	1/5/2027	Nil
				9,200	$3.96	5/28/2026	$644
Ian Atkinson	49,818	$200,767	Nil	2,184(6)	$1.79	1/31/2030	$4,892
				51,157	$1.00	1/24/2030	$155,006
				1,649(6)	$2.08	1/31/2029	$3,216
				1,012(6)	$3.10	2/5/2028	$941
				740(6)	$3.07	1/31/2027	$710
				472(6)	$3.37	5/6/2026	$312
Janet Yang	49,818	$200,767	Nil	51,157	$1.00	1/24/2030	$155,006
(1)Includes DSUs and RSUs, the value of which is based on the closing price of the Shares on December 31, 2025 of $4.03 (C$5.52).
The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the December 31, 2025 exchange rate.
(2)DSUs vest on the first anniversary of grant. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation.
(3)Option exercise prices have been converted to U.S. dollars from Canadian dollars using the December 31, 2025 exchange rate.
(4)The value of Options is based on the difference between the closing price of Shares on December 31, 2025 of $4.03 (C$5.52) and the exercise price of the Options. The closing price of the Shares has been converted to U.S. dollars from Canadian dollars using the
December 31, 2025 exchange rate.

(5)Mr. Tremblay resigned as a Director of the Corporation on October 9, 2025 and therefore had no outstanding share-based awards as of December 31, 2025. Mr. Tremblay has 90 days from his date of resignation in which to exercise his outstanding Options.
(6)These Options were issued to replace Mr. Atkinson’s Florida Canyon Gold Inc. stock options.
Incentive Plan Awards – Value Vested or Earned During the Year
The following provides a summary of the value of all incentive plan awards that vested for each Director, not including Directors who are also NEOs, during the year ended December 31, 2025:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Anna Ladd-Kruger, Chair	$89,355	$78,744	N/A
Timo Jauristo	$89,355	$72,179	N/A
C.L. “Butch” Otter	$89,355	$83,107	N/A
Carolyn Clark Loder	$89,355	$92,342	N/A
Eric Tremblay(3)	$49,362	$8,054	N/A
Ian Atkinson	$49,362	N/A	N/A
Janet Yang	$49,362	N/A	N/A
(1)This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options. The value of Options has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.
(2)This is aggregate dollar value that would have been realized if the DSUs vested during the year had been paid out or distributed on their respective vesting dates. This is calculated by multiplying the number of DSUs that vested during the year by the closing price of the Shares on the date of vesting. The value of DSUs has been converted to U.S. dollars from Canadian dollars using the exchange rate on the date of vesting.
(3)On October 9, 2025, Mr. Tremblay resigned from the Board.

PART 6: SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS
The following table sets forth information regarding the Corporation’s Plan as at December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding Awards (a)	Weighted-average exercise price of outstanding Awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans approved by securityholders
•Options	3,229,387	$1.45	12,442,131(2)
•RSUs	1,647,454	N/A	5,352,546(3)
•DSUs	888,533	N/A	3,111,467(4)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
(1)Based on 182,075,050 Shares issued and outstanding as at December 31, 2025.
(2)Represents the maximum number of Options remaining available for issuance under the Plan of the Corporation, assuming no further RSUs or DSUs are issued under the Plan of the Corporation.
(3)Represents the maximum number of RSUs remaining available for issuance under the Plan of the Corporation, assuming no further Options or DSUs are issued under the Plan of the Corporation.
(4)Represents the maximum number of DSUs remaining available for issuance under the Plan of the Corporation, assuming no further Options or RSUs are issued under the Plan of the Corporation.
Amended and Restated Equity Incentive Plan
Shareholders will be asked to consider and, if deemed appropriate, pass the Amended and Restated
Equity Incentive Plan Resolution, the full text of which is located above, to approve certain amendments to the Corporation’s existing Plan. If, at the Meeting, the Corporation does not obtain Shareholder approval of the Amended and Restated Equity Incentive Plan, the Corporation’s existing Plan will continue to remain in place. The formal adoption of the Amended and Restated Equity Incentive Plan is subject to
Shareholder approval at the Meeting and final Exchange approval. Under the terms of the Amended and
Restated Equity Incentive Plan, all outstanding Options, RSUs and DSUs granted under the Plan will be governed by the terms of the Amended and Restated Equity Incentive Plan.
The purpose of the Amended and Restated Equity Incentive Plan continues to be to secure for the
Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans such as the Amended and Restated Equity Incentive Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the
Corporation; and (b) promote greater alignment of interests between such persons and Shareholders.
The Amended and Restated Equity Incentive Plan:
a.is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the Amended and Restated Equity Incentive Plan, together with any other securities-
based compensation arrangements of the Corporation, shall not exceed 10% of the
Corporation’s issued and outstanding Shares from time to time;
b.includes a “fixed” number of Shares available for issuance underlying RSUs and PSUs to not exceed 7,000,000 Shares, and for DSUs to not exceed 4,000,000 Shares;
c.provides for the awards of Options, RSUs, PSUs and DSUs; and

d.provides for a purchase program for eligible employees of the Corporation (the “Purchase
Program”) to purchase Shares (“Program Shares”).
The Amended and Restated Equity Incentive Plan provides for the grant to eligible Directors, employees
(including officers) and consultants of Options, RSUs, PSUs and DSUs that automatically convert, or are redeemable, into Shares. The Amended and Restated Equity Incentive Plan also includes a Purchase
Program for eligible employees to purchase Program Shares.
Options
The Amended and Restated Equity Incentive Plan authorizes the Board, on the recommendation of the CC, to grant Options to eligible employees, eligible consultants and eligible Directors (each, a “Participant”).
The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of Options granted pursuant to the Amended and Restated Equity Incentive Plan, from time to time are determined by the Board, on the recommendation of the CC, at the time of the grant, subject to the defined parameters of the Amended and Restated Equity Incentive Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the CC approved the grant for recommendation to the Board, or for grants not approved for recommendation by the CC, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.
The exercise price of any Option cannot be less than the Market Price (as defined in the Amended and
Restated Equity Incentive Plan) on the date of grant.
Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee’s rights under the Option shall pass by the optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the CC, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Corporation for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the CC, be exercisable following the date on which the optionee ceases to be so engaged.
Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board,
Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible Director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter. Options granted to any Investor Relations Service Provider must vest in stages over a period of no less than twelve months, in accordance with the vesting restrictions set out by the policies of the
Exchange.
Subject to the rules and policies of the Exchange and the provisions of the Plan, optionees also have a cashless and net exercise right with respect to Options under the Amended and Restated Equity Incentive
Plan.
Subject to the rules and policies of the Exchange, and except with respect to incentive stock options (the
“ISOs”) within the meaning of Section 422 of the United States Revenue Code of 1986 (as amended) (the
“U.S. Code”) rewarded to U.S. taxpayers and Options held by “Investor Relations Service Providers” (as defined in the policies of the Exchange), optionees have a net exercise right with respect to Options under the Amended and Restated Equity Incentive Plan. Notwithstanding the above, the maximum number of
Shares issuable on the exercise of Options that are designated as ISOs is 5,000,000 Shares. Those
Options designated as ISOs are subject to special requirements set out in the Amended and Restated
Equity Incentive Plan and consistent with the U.S. Code.

RSUs and PSUs
The Amended and Restated Equity Incentive Plan  authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant. Investor Relations Service Providers are not eligible to receive RSUs.
Each RSU provides the recipient with the right to receive Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended and Restated
Equity Incentive Plan and with such additional provisions and restrictions as the Board may determine.
PSUs, for the purposes of the Amended and Restated Equity Incentive Plan, are RSUs with performance conditions and may provide for the holder to receive a number of Shares based on the achievement of performance ratios or multipliers as the Board may determine upon such grant. Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended and
Restated Equity Incentive Plan and any other terms and conditions which the Board, on recommendation of the CC, deem appropriate.
Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the CC, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive
Shares. Such period of time may be reduced from time to time for any reason as determined by the Board.
However, no RSU may vest before the date that is one year following the date the RSU is granted.
The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended and Restated
Equity Incentive Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed
1% of the Corporation’s issued and outstanding Shares; and (ii) within a 12-month period shall not exceed
2% of the Corporation’s issued and outstanding Shares.
In the event the Participant retires or is terminated during the vesting period, any RSU held by the
Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.
Except to the extent prohibited by the Exchange and at the Corporation’s discretion, on vesting of the
RSUs the Corporation shall redeem the RSUs by:
a.issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Corporation of an amount equal to the tax obligation required to be remitted by the Corporation to the taxation authorities as a result of the redemption of the RSUs;
b.subject to the discretion of the Corporation, paying in cash to, or for the benefit of, the
Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or
c.a combination of any of the Shares or cash in (a) or (b) above.
Any Shares subject to a RSU which has been granted under the Amended and Restated Equity Incentive
Plan and which has been cancelled or terminated in accordance with the terms of the Amended and
Restated Equity Incentive Plan will again be available under the Amended and Restated Equity Incentive
Plan.
Subject to the discretion of the Board, in the event that a dividend is declared and paid by the Corporation on the Shares, a Participant may be credited with additional RSUs.
DSUs
The Amended and Restated Equity Incentive Plan authorizes the Board to grant DSUs, in its sole and absolute discretion, to a Participant. Investor Relations Service Providers are not eligible to receive DSUs.
Each DSU grant shall be evidenced by a deferred share right grant letter which shall be subject to the terms of the Amended and Restated Equity Incentive Plan and any other terms and conditions which the
Board, on recommendation of the CC, deem appropriate.

Concurrent with the granting of the DSU, the Board shall determine, on recommendation from the CC, the period of time during which the DSU is not vested. No DSU may vest before the date that is one year following the date the DSU is granted.
Participants may elect, subject to the approval of the CC and limitations on the number of DSUs issuable pursuant to the Amended and Restated Equity Incentive Plan, to receive DSUs for up to 100% of a
Participant’s base compensation. All DSUs granted with respect to base compensation will be credited to the Participant’s account when such base compensation is payable.
The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended and Restated
Equity Incentive Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed
1% of the Corporation’s issued and outstanding Shares; and (ii) within a 12-month period shall not exceed
2% of the Corporation’s issued and outstanding Shares.
In the event the Participant retires or is terminated during the vesting period, any DSU held by the
Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability of the Participant, the legal representative of the Participant shall provide a redemption notice to the Corporation.
Each Participant shall be entitled to redeem vested DSUs during the period commencing on the business day immediately following the Participant’s retirement or termination and ending on the 90th day following such date by providing a written notice to the Corporation.
Except to the extent prohibited by the Exchange and at the Corporation’s discretion, upon redemption the
Corporation shall redeem DSUs by:
a.issuing that number of Shares issued from treasury equal to the number of DSUs in the
Participant’s account, subject to any applicable deductions and withholdings;
b.paying in cash to, or for the benefit of, the Participant, the Market Price (as defined in the polices of the Exchange) of any DSUs being redeemed on the retirement or termination date, less any applicable tax obligation; or
c.a combination of any of the Shares or cash in (a) or (b) above.
Any Shares subject to a DSU which has been granted under the Amended and Restated Equity Incentive
Plan and which has been cancelled or terminated in accordance with the terms of the Amended and
Restated Equity Incentive Plan will again be available under the Amended and Restated Equity Incentive
Plan.
Subject to the discretion of the Board, in the event that a dividend is declared and paid by the Corporation on the Shares, a Participant may be credited with additional DSUs.
Purchase Program
The Amended and Restated Equity Incentive Plan provides for a Purchase Program pursuant to which eligible employees (“Program Participants”) may purchase Program Shares.
An eligible employee may enter the Purchase Program by providing written notice to the Corporation of its intention to enroll in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount. Unless a Program Participant authorizes changes to his or her payroll deductions or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Corporation shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant’s compensation on each payday.
The Corporation may appoint a program agent to administer the Purchase Program on behalf of the
Corporation (a “Program Agent”) and the Program Participants, pursuant to an agreement between the

Corporation and the Program Agent which may be terminated by the Corporation or the Program Agent in accordance with its terms. Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent.
Subject to the Corporation’s blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the
Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program
Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months.
During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice, the Corporation, at its sole option, may record its obligation to make a contribution, up to 100% of the Program Shares purchased under the Purchase Program by the Program
Agent on behalf of the Program Participant (an “Employer Contribution”), to the Program Participant’s
account in accordance with the terms of the Purchase Program. Program Shares purchased with
Employer Contributions will be designated as “Employer Shares” and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant’s account under the Purchase
Program shall be at the option of the Board and based on the market price for the Program Shares on the last trading day of the applicable month, however the issuance of such Employer Shares will be deferred by the Corporation for a period of 12 months following the last trading day of such month. The
Corporation will purchase such Employer Shares at market.
Provisions applicable to all grant of Awards
The aggregate number of Shares that may be issued and issuable together with any other securities-
based compensation arrangements of the Corporation, as applicable,
a.to any one Participant, within any one-year period, shall not exceed 5% of the Corporation’s outstanding issue from time to time;
b.to any one consultant (who is not otherwise an eligible Director), within a one-year period shall not exceed 2% of the Corporation’s outstanding issue from time to time;
c.to Investor Relations Service Providers (as a group), within a one-year period shall not exceed 2%
of the Corporation’s outstanding issue, provided however, that such persons shall only be granted
Options under an award and in no event such persons be eligible to receive RSUs or DSUs;
d.to insiders (as a group) shall not exceed 10% of the Corporation’s outstanding issue at any point in time; and
e.to insiders (as a group) within a one-year period shall not exceed 10% of the Corporation’s outstanding issue.
Annual Burn Rate
Set forth below is disclosure on the “annual burn rate” for equity compensation plan securities issuances.
Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Plan by the weighted average number of Shares outstanding for the applicable fiscal year.

The annual burn rate under the Corporation’s Plan for each of the Corporation’s last three completed fiscal years was:

Year	Weighted Average Shares Outstanding	Awards Granted	Burn Rate
2023	56,355,076	4,155,866	7.4%
2024	96,470,784	238,084	0.2%
2025	169,329,436	3,641,173	2.2%
		3-year Average	3.3%
The 2025 burn rate was within the Corporation’s target burn rate range of 2% to 3%. The 2024 burn rate is lower than prior years due to the 2024 long-term incentive grant for executives, Directors and certain employees occurring in January 2025. The 2023 burn rate is abnormally greater than the Corporation’s target burn rate, given the following:
•The 2022 LTIP grant for executives, Directors and certain employees was granted in early
2023, rather than in late 2022 and the 2023 LTIP grant was granted in late 2023; and
•The Corporation issued 764,704 Options on May 4, 2023 in connection with the acquisition of Millennial Precious Metals Corp. (“MPM”) to replace the Options held by
MPM option holders.
PART 7: OTHER INFORMATION
Indebtedness Of Directors And Senior Officers
No Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed nominee for election as Director of the Corporation, or any associate of any of the foregoing, (i) has been or is indebted to the
Corporation or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the
Corporation or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as stated herein, no informed person, Director, executive officer, nominee for Director, nor any associate or affiliate of such persons, has any material interest, direct or indirect, in any transactions since commencement of the Corporation’s most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation or its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
Other than as stated herein, no person who was a Director or executive officer of the Corporation since the beginning of the Corporation’s most recently completed financial year, nominee for Director, nor any associate or affiliate of such persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any item of business to be acted upon at the Meeting, other than the election of Directors and the approval of the Amended and Restated Equity Incentive Plan.
Management Contracts
The management functions of Integra are performed by the Corporation’s executive officers and Integra has no management agreements or arrangements under which such management functions are performed by persons other than the executive officers of Integra.

Additional Information
Additional information concerning the Corporation can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov, and on the Corporation’s website at www.integraresources.com.
Financial information relating to the Corporation is provided in the Corporation’s audited financial statements and the MD&A for the year ended December 31, 2025. Shareholders may download the financial statements and MD&A from SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or contact the
Corporation directly to request copies of the financial statements and MD&A by: (i) mail to 1050 – 400
Burrard Street, Vancouver, BC V6C 3A6; or (ii) e-mail to leanne@integraresources.com. Additional information concerning the Corporation may be obtained by any Shareholder free of charge through the
Corporation’s website at www.integraresources.com or by contacting the Corporation at 604-416-0576.
Other Business
Management is not aware of any matters to come before the Meeting other than those set forth in the
Notice. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.
Board of Directors Approval
The contents and sending of this Management Circular have been approved by the Directors of Integra.
DATED at Vancouver, British Columbia this 11th day of May 2026.

“George Salamis”
George Salamis
President, Chief Executive Officer and Director

Schedule “A” - Amended and Restated Equity Incentive Plan
INTEGRA RESOURCES CORP.
AMENDED AND RESTATED
EQUITY INCENTIVE PLAN
May 11, 2026
PART 1
PURPOSE
1.1Purpose
The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, consultants and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company; and (b) promote a greater alignment of interests between such persons and shareholders of the Company.
1.2Available Awards
Awards that may be granted under this Plan include:
(a)Options;
(b)Restricted Share Units; and
(c)Deferred Share Units.
1.3Purchase Program
Program Shares may also be purchased by Eligible Employees pursuant to the Purchase Program under this Plan.
PART 2
INTERPRETATION
2.1Definitions
(a)“Affiliate” has the meaning set forth in the Exchange’s Corporate Finance Manual.
(b)“Award” means any right granted under this Plan, including Options, Restricted Share Units and
Deferred Share Units.
(c)“Base Compensation” has the meaning set forth in Section 5.2 of this Plan.
(d)“BCBCA” means the Business Corporations Act (British Columbia).
(e)“Blackout Period” means a period during which the Company prohibits Participants from exercising, redeeming or settling their Awards.
(f)“Board” means the board of directors of the Company.
(g)“Cashless Exercise Right” has the meaning set forth in Section 3.6 of this Plan.
(h)“Change of Control” means, in respect of the Company:
(i)if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii)any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCBCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing
50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;
(iii)the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the
Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company);
(iv)the occurrence of a transaction requiring approval of the Company’s shareholders whereby the
Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or
(v)any sale, lease, exchange, or other disposition of all or substantially all of the assets of the
Company other than in the ordinary course of business.
For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.
(i)“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable
United States Treasury Regulations and other binding guidance thereunder.
(j)“Committee” has the meaning set forth in Section 9.1.
(k)“Company” means Integra Resources Corp.
(l)“Compensation” means total compensation received by a Participant from the Company or a subsidiary in accordance with the terms of employment during the applicable payroll period.
(m)“Consultant” has the meaning set forth in the Exchange’s Corporate Finance Manual and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company’s securities.
(n)“Deferred Payment Date” for a Participant means the date prior to the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant’s
Separation Date.
(o)“Deferred Share Unit” means a right granted to a Participant by the Company as compensation for employment or consulting services as a Director or Officer, to receive, for no additional cash consideration, Shares of the Company on a deferred basis that, upon vesting, may be paid in cash or
Shares of the Company in accordance with Section 5.8 of this Plan.
(p)“Deferred Share Unit Grant Date” has the meaning set forth in Section 5.2 of this Plan.
(q)“Deferred Share Unit Grant Letter” has the meaning set forth in Section 5.4 of this Plan.
(r)“Designated Affiliate” means subsidiaries of the Company and any Person that is an Affiliate of the Company, in each case designated by the Committee from time to time as a Designated Affiliate for purposes of this Plan.

(s)“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the
Company’s normal retirement policy, or earlier with the Company’s consent.
(t)“Director Termination” means the removal of, resignation, or failure to re-elect an Eligible Director
(excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).
(u)“Discounted Market Price” has the meaning set forth in the Exchange’s Corporate Finance
Manual.
(v)“Disinterested Shareholder Approval” means a majority of the votes attached to Shares held by shareholders of the Company, but excluding those persons with an interest in the subject matter of the resolution, as set out in the Exchange’s Corporate Finance Manual.
(w)“Effective Date” has the meaning set forth in Section 8.9.
(x)“Eligible Consultant” means Consultants who are entitled to receive equity incentives pursuant to the rules of the Exchange.
(y)“Eligible Director” means a director of the Company or any Designated Affiliate who is, as such, eligible for participation in this Plan.
(z)“Eligible Employees” means employees (including officers) of the Company or any Designated
Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee.
(aa)“Eligible Person” means an Eligible Employee, Eligible Consultant or Eligible Director.
(bb)“Employer Contribution” means, in respect of a Program Participant, an amount equal to, at the
Board’s sole option, up to 100% of the Program Shares purchased under the Purchase Program by the
Program Agent on behalf of the Program Participant for the applicable payroll period.
(cc)“Employer Shares” has the meaning set forth in Section 6.20 of this Plan.
(dd)“Exchange” means the TSX Venture Exchange, or any successor principal Canadian stock exchange upon which the Shares may become listed.
(ee)“Exchange Hold Period” has the meaning set forth in the Exchange’s Corporate Finance Manual.
(ff)“Fair Market Value” with respect to one Share as of any date shall mean (i) if the Shares are listed on an Exchange, the price of one Share at the close of the regular trading session of such Exchange on the last trading day prior to such date; and (ii) if the Shares are not listed on an Exchange, the fair market value as determined in good faith by the Board, through the exercise of a reasonable application of a reasonable valuation method in accordance with the requirements of Section 409A of the Code and applicable regulations and guidance thereunder.
(gg)“Incentive Stock Option” means an Option granted under the Plan that is designated, in the applicable stock option agreement or the resolutions under which the Option grant is authorized, as an
“incentive stock option” with the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.
(hh)“Insider” has the meaning set forth in the Exchange’s Corporate Finance Manual.
(ii)“Investor Relations Service Provider” has the meaning set forth in the Exchange’s Corporate
Finance Manual.
(jj)“Market Price” at any date in respect of the Shares shall be, subject to the Exchange’s Corporate
Finance Manual, the closing trading price of such Shares on the Exchange (or such other main stock exchange on which the Shares are listed) on the last trading day immediately before the date on which the
Market Price is determined. In the event that the Shares are not then listed and posted for trading on the

Exchange (or another exchange), the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.
(kk)“Net Exercise Right” has the meaning set forth in Section 3.5 of this Plan.
(ll)“Non-qualified Stock Option” means an Option granted under the Plan that is not an Incentive
Stock Option.
(mm)“Option” means an option granted under the terms of this Plan, including Incentive Stock Options and Non-qualified Stock Options.
(nn)“Option Period” means the period during which an Option is outstanding.
(oo)“Option Shares” has the meaning set forth in Section 3.5 of this Plan.
(pp)“Optionee” means an Eligible Person to whom an Option has been granted under the terms of this
Plan.
(qq)“Original Plan” has the meaning set forth in Section 8.1 of this Plan.
(rr)“Participant” means an Eligible Person who participates in this Plan.
(ss)“Performance Share Unit” has the meaning set forth in Section 4.4 of this Plan.
(tt)“Person” includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.
(uu)“Plan” means this Amended and Restated Equity Incentive Plan, as it may be amended and restated from time to time.
(vv)“Program Participant” means an Eligible Employee who participates in the Purchase Program.
(ww)“Program Shares” means Shares purchased pursuant to the Purchase Program.
(xx)“Program Agent” means the agent appointed by the Company from time to time to administer the
Purchase Program.
(yy)“Purchase Program” means the purchase program for Eligible Employees to purchase Program
Shares as set out herein.
(zz)“Restricted Period” means any period of time that a Restricted Share Unit is not vested and the
Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares or cash in lieu thereof, determined by the Board in its absolute discretion, but in all cases shall end no later than
December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted or occurred, and with respect to U.S. Taxpayers the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Section
409A of the Code, however, such period of time and, with respect to U.S. Taxpayers the substantial risk of forfeiture, may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a
Participant.
(aaa)“Restricted Share Unit” means a right granted to a Participant by the Company as compensation for employment or consulting services or services as a Director or  Officer, to receive, for no additional consideration, Shares of the Company upon specified vesting criteria being satisfied and which may provide that, upon vesting, the Award may be paid in cash or Shares in accordance with Section 4.12 of this Plan.
(bbb)“Restricted Share Unit Grant Letter” has the meaning set forth in Section 4.3 of this Plan.
(ccc)“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(ddd)“Retirement Date” means the date that a Participant ceases to hold any employment (including any directorships) with the Company or any Designated Affiliate pursuant to such Participant’s Retirement or Termination
(eee)“Separation Date” means the date that a Participant ceases to be an Eligible Person.
(fff)“Separation from Service” has the meaning ascribed to it under Section 409A of the Code.
(ggg)“Shares” means the common shares of the Company.
(hhh)“Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.
(iii)“Tax Obligations” means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit or
Deferred Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.
(jjj)“Termination” means the termination of the employment (or consulting services) of an Eligible
Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee or Eligible Consultant with the
Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the
Eligible Employee.
(kkk)“Trading Day” means a day on which the Shares are traded on the Exchange or, in the event that the Shares are not traded on the Exchange, such other stock exchange on which the Shares are then traded.
(lll)“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
(mmm)“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986, as amended.
(nnn)“VWAP” means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five Trading
Days immediately preceding the applicable reference date.
2.2Interpretation
(a)This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b)Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or
Committee.
(c)As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d)Where the word “including” or “includes” is used in this Plan, it means “including (or includes)
without limitation”.
(e)Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f)Unless otherwise specified, all references to money amounts are to Canadian dollars.
PART 3
STOCK OPTIONS
3.1Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.
3.2Price
The exercise price per Share of any Option shall be not less than 100% of the Market Price on the date of grant, provided that with respect to an Option granted to a U.S. Taxpayer, the exercise price per Share shall not be less than the Fair Market Value on the date of grant of the Option. Notwithstanding the foregoing, and provided that the minimum exercise price is not less than the Discounted Market Price, the
Company may designate an exercise price less than the Fair Market Value on the date of grant if the
Option: (i) is granted in substitution of a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate, or (ii) otherwise is structured to be exempt from, or to comply with, Section 409A of the Code, in the case of Options awarded to U.S. Taxpayers.
3.3Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be
(i) the date such grant was approved by the Committee for recommendation to the Board, provided the
Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.
Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the
Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 8.10 of this Plan, and the approval of any material changes by the
Exchange or such other exchange or exchanges on which the Shares are then traded).
3.4Terms of Options
The Option Period shall be five years from the date such Option is granted or such greater duration, up to a maximum of ten (10) years from the date of grant, or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or engagement of the Optionee or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur during a Blackout Period imposed by the Company, the expiry date of such Option Period shall be deemed to be automatically extended without any further act or formality to the date that is the tenth business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, and subject to the rules and policies of the
Exchange, on the recommendation of the Committee, Options shall vest and may be exercised during the
Option Period as follows:
(a)for an Eligible Employee, annually over a thirty-six-month period, with one-third of the Options vesting on the date which is twelve months after grant, and an additional one-third each twelve months thereafter; and
(b)for an Eligible Director, annually over a twenty-four-month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.
Options granted to any Investor Relations Service Providers must vest in stages over a period of not less than twelve months, in accordance with the vesting restrictions set out in Section 4.4(c) of Exchange
Policy 4.4.
Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:
(a)in the case of an Eligible Employee, in the employ of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b)in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and
shall have been such a Consultant continuously since the grant of the Option; or
(c)in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.
The exercise of any Option will be contingent upon the Optionee having entered into a stock option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.
No Optionee who is resident in the U.S. may exercise Options unless the Shares to be issued upon exercise of the Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
If a Participant exercises either the Net Exercise Right or Cashless Exercise Right in connection with an
Option, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits noted herein under the Plan.
3.5Net Exercise Right
Subject to the rules and policies of the Exchange, and except with respect to Incentive Stock Options awarded to U.S. Taxpayers and Options held by Investor Relations Service Providers, Participants have the right (the “Net Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Net
Exercise Right and, in lieu of receiving the Shares to which such terminated Option relates, to receive the number of Shares (the “Option Shares”), disregarding fractions, which is equal to the quotient obtained by dividing:
(a)the product of the number of Options being exercised multiplied by the difference between the
VWAP of the Shares on the date of exercise and the exercise price; by
(b)the VWAP of the Shares on the date of exercise,
and, where the Participant is subject to the Income Tax Act (Canada) in respect of the Option, the
Company shall make the election provided for in subsection 110(1.1) of the Income Tax Act (Canada). For greater certainty, the number of Shares determined by the above formula may be reduced by that amount of Tax Obligations applicable to the receipt of the Option Shares.
If a Participant exercises a Net Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.
3.6Cashless Exercise Right
Subject to the rules and policies of the Exchange and the provisions of this Plan, a Participant has the right to exercise an Option on a “cashless exercise” basis, on such terms and conditions as the Company may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the “Cashless Exercise Right”).
Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a Participant to purchase the Shares underlying the Participant’s Options, with the brokerage firm then selling a sufficient number of Shares to cover the exercise price of the Options in order to repay the loan made to the Participant.  The Participant will then receive the balance of Shares underlying the
Participant’s Options or the cash proceeds from the balance of such Shares underlying the Participant’s
Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Shares to settle the applicable trade.
In connection with a Cashless Exercise Right, if any, the Participant shall (i) deliver written notice to the
Company electing to exercise the Cashless Exercise Right and (ii) comply with any applicable tax withholding obligations and with such other procedures and policies as the Company may prescribe from time to time.
3.7Effect of Termination of Employment or Death
If an Optionee:
(a)dies while employed, by a Consultant to, or while a director of, the Company or a Designated
Affiliate, any Option that had vested and was held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the
Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, and subject to the rules and policies of the Exchange, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner;
(b)ceases to be employed, by a Consultant to, or act as a director of, the Company or a Designated
Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, and subject to the rules and policies of the Exchange, be exercisable following the date on which such Optionee ceases to be so employed or engaged; and
(c)ceases to be employed, by a Consultant to, or act as a director of, the Company or a Designated
Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, and subject to the rules and policies of the Exchange, any Option that had vested and is held by such Optionee at the effective date thereof shall become exercisable for a period of up to twelve months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
3.8Reduction in Exercise Price
Disinterested Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of or extensions to any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.
3.9Change of Control
In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, except Options granted to Investor Relations Service Providers, unless prior
Exchange approval is obtained.
3.10Incentive Stock Options
(a)Maximum Number of Shares for Incentive Stock Options.  The aggregate number of Shares available for Incentive Stock Options is 5,000,000, subject to adjustment pursuant to Section 8.3 of this
Plan and subject to the provisions of Sections 422 and 424 of the Code; provided, however, that such aggregate number of Shares must not exceed the limits stipulated in Section 8.1.
(b)Designation of Options.  Each stock option agreement with respect to an Option granted to a U.S.
Taxpayer shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock
Option.  If no such specification is made in the stock option agreement or in the resolutions authorizing the grant of the Option, the related Option will be a Non-qualified Stock Option.
(c)Special Requirements for Incentive Stock Options.  In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:
(i)An Incentive Stock Option may be granted only to an employee of the Company, or an employee of a subsidiary of the Company within the meaning of Section 424(f) of the Code.
(ii)The aggregate Fair Market Value of the Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Taxpayer during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary, as defined in Sections 424(e) and (f) respectively of the Code) will not exceed US$100,000 or any other limitation subsequently set forth in Section 422(d) of the Code.  To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Shares having a Fair Market Value greater than US$100,000, the portion that exceeds such amount will be treated as a Non-qualified Stock Option.
(iii)The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable grant date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will be not less than 110% of the Fair Market Value of a Share on the applicable grant date.
(iv)No Incentive Stock Option may be granted more than 10 years after the earlier of (i) the date on which this Plan, or an amendment and restatement of the Plan, as applicable, is adopted by the Board; or
(ii) the date on which this Plan, or an amendment and restatement of this Plan, as applicable, is approved by the shareholders of the Company.
(v)An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the applicable date of grant; provided, however, that an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will terminate and no longer be exercisable no later than 5 years after the applicable grant date.
(vi)An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable stock option agreement and related exhibits and appendices thereto.  However, in order to retain its treatment as an Incentive Stock Option for U.S. federal income tax purposes, the Incentive Stock
Option must be exercised within the time periods set forth below.  The limitations below are not intended to, and will not, extend the time during which an Option may be exercised pursuant to the terms of such
Option.
(A)For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock
Option ceases to be an employee due to the disability of such U.S. Taxpayer (within the meaning of
Section 22(e) of the Code), such Incentive Stock Option must be exercised (to the extent such Incentive
Stock Option is exercisable pursuant to its terms) by the date that is one year following the date of such disability (but in no event beyond the term of such Incentive Stock Option).
(B)For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock
Option ceases to be an employee for any reason other than the death or disability of such U.S. Taxpayer, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option otherwise is exercisable pursuant to its terms) by such U.S. Taxpayer within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).
(C)For purposes of this Section 3.10(c)(vi), the employment of a U.S. Taxpayer who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Company that does not exceed three months; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such three month limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any Subsidiary.
(vii)An Incentive Stock Option granted to a U.S. Taxpayer may be exercised during such U.S.
Taxpayer’s lifetime only by such U.S. Taxpayer.
(viii)An Incentive Stock Option granted to a U.S. Taxpayer may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Taxpayer, except by will or by the laws of descent and distribution.

(ix)In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve months of the date of adoption of the Plan,
Options otherwise designated as Incentive Stock Options will be Non-qualified Stock Options.
(x)The Company shall have no liability to a U.S. Taxpayer or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option
PART 4
RESTRICTED SHARE UNITS
4.1Participants
Subject to the restriction in Section 8.1(c), the Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Units”) as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.
4.2Maximum Number of Shares
The aggregate maximum number of Shares available for issuance from treasury underlying Restricted
Shares Units under this Plan, subject to adjustment pursuant to Section 8.3 and subject to the limits stipulated in Section 8.1, shall not exceed 7,000,000 Shares. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.
The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company’s issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2%
of the Company’s issued and outstanding Shares.
4.3Restricted Share Unit Grant Letter
Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a “Restricted
Share Unit Grant Letter”) issued to the Participant by the Company. Such Restricted Share Unit Grant
Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.
4.4Restricted Period
Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the
recommendation of the Committee, and subject to the restrictions in Section 8.4, shall determine the
Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the
Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares or cash in lieu thereof. A Restricted Share Unit with such performance conditions referred to as a “Performance Share Unit”. The Board shall have the discretion to grant Performance
Share Units which allow for the holder thereof receiving a number of Shares based on the achievement of performance ratios or multipliers as the Board may determine upon such grant. Notwithstanding the foregoing, any additional Shares issued based on a multiplier will be included in the calculation set out above. The Company will settle in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares, or where the issuance of Shares would result in a breach of the calculations set out above.

4.5Deferred Payment Date
Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a U.S.
Taxpayer may elect to defer to receive all or any part of the Shares underlying Restricted Share Units until one Deferred Payment Date. Any other Participants may not elect a Deferred Payment Date. In all cases such Deferred Payment Date shall end no later than December 31 of the calendar year which is three (3)
years after the calendar year in which the performance of services for which such RSU is granted or occurred.
4.6Prior Notice of Deferred Payment Date
Participants who elect to set a Deferred Payment Date must give the Company written notice of the
Deferred Payment Date(s) not later than thirty days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.
4.7Retirement or Termination during Restricted Period
In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director
Retirement or Director Termination of a Participant from all such roles with the Company during the
Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.
4.8Retirement or Termination after Restricted Period
Subject to Section 8.4, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the
Company following the Restricted Period and prior to a Deferred Payment Date (as elected by a
Participant who is not a U.S. Taxpayer), the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares or cash in lieu thereof in satisfaction of the Restricted Share Units then held by the
Participant.
4.9Death or Disability of Participant
In the event of the death or total disability of a Participant, any Restricted Share Units held by such
Participant shall vest and the Shares or cash in lieu thereof represented by the Restricted Share Units shall be immediately issued by the Company to the Participant or legal representative of the Participant.
4.10Payment of Dividends
Subject to the absolute discretion of the Board and the limits stipulated in Section 8.1 of this Plan, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a
Participant may be credited with additional Restricted Share Units. Notwithstanding the foregoing, the
Company will settle such dividends in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted
Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares as of the date on which such dividends were paid.  Additional Restricted Share Units awarded pursuant to this section 4.10 shall be subject to the same terms and conditions as the underlying
Restricted Share Units to which they relate.
4.11Change of Control
In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled for Shares or cash immediately prior to the Change of Control notwithstanding the Restricted
Period and any Deferred Payment Date.

4.12Redemption of Restricted Share Units
Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the
Deferred Payment Date, as applicable), the Company shall redeem Restricted Share Units by:
(a)issuing to the Participant one Share for each Restricted Share Unit redeemed provided the
Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share
Units;
(b)subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or
(c)a combination of any of the Shares or cash in (a) or (b) above.
The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4.  Restricted
Share Units of U.S. Taxpayers will be redeemed as soon as possible following the end of the Restricted
Period (as set forth in the Restricted Share Unit Grant Letter or such earlier date on which the Restricted
Period is terminated pursuant to this Part 4), and in all cases by the end of the calendar year in which the
Restricted Period ends, or if later, by the date that is two and one-half months following the end of the
Restricted Period.  A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.
No Participant who is resident in the U.S. may receive Shares for redeemed Restricted Share Units unless the Shares to be issued upon redemption of the Restricted Share Units are registered under the U.S.
Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
4.13Blackout Period
In the event that that any Restricted Period or Deferred Payment Date, as applicable, expires during a
Blackout Period imposed by the Company, such expiry shall be deemed automatically extended without any further act or formality to the date that is the tenth business day following the expiry of the Blackout
Period.
PART 5
DEFERRED SHARE UNITS
5.1Participants
Subject to the restriction in Section 8.1(c), the Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Deferred Share Units”) subject to this Plan and with such additional provisions and restrictions as the Board may determine.
5.2Establishment and Payment of Base Compensation
An annual compensation amount payable to Participants (the “Base Compensation”) shall be established from time-to-time by the Board.
Each Participant may elect, subject to Committee approval, to receive in Deferred Share Units up to 100%
of his or her Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year in which the services giving rise to the compensation to be deferred are performed.  Such election will be effective with respect to compensation for services performed in the calendar year following the date of such election.
All Deferred Share Units granted with respect to Base Compensation will be credited to the Participant’s account when such Base Compensation is payable (the “Deferred Share Unit Grant Date”). The
Participant’s account will be credited with the number of Deferred Share Units calculated to the nearest thousandths of a Deferred Share Unit, determined by dividing the dollar amount of compensation payable in Deferred Share Units on the Deferred Share Unit Grant Date by the Market Price. Fractional Deferred
Shares Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.
5.3Maximum Number of Shares
The aggregate maximum number of Shares available for issuance from treasury underlying Deferred
Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, and subject to the limits stipulated in Section 8.1, shall not exceed 4,000,000 Shares. Any Shares subject to a Deferred Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan will again be available under the Plan.
The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company’s issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2%
of the Company’s issued and outstanding Shares.
5.4Deferred Share Unit Grant Letter
Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a “Deferred Share
Unit Grant Letter”) issued to the Participant by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Deferred
Share Unit Grant Letter. The provisions of the various Deferred Share Unit Grant Letters issued under this
Plan need not be identical.
5.5Death or Disability of Participant
In the event of the death or total disability of a Participant who is not a U.S. Taxpayer, the legal representative of the Participant shall provide a written notice to the Company and the Deferred Share
Units shall vest and be redeemed in accordance with Section 5.8.  With respect to U.S. Taxpayers, in the event of the death, or disability as defined in U.S. Treasury Regulations section 1.409A-3(i)(4), Deferred
Share Units will be redeemed, in cash, Shares or a combination as permitted under Section 5.8, by the end of the calendar year in which such disability or death occurs, or, if later, by the date that is two and one-
half months following the date such disability or death occurs.  Notwithstanding the foregoing, in the event of death redemption may occur at a later date to the extent permitted under Section 409A of the
Code and no greater than twelve months after the death of the Participant.
5.6Payment of Dividends
Subject to the absolute discretion of the Board and the limits stipulated in Section 8.1 of this Plan, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a
Participant may be credited with additional Deferred Share Units. Notwithstanding the foregoing, the
Company will settle such dividends in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Deferred
Share Units in the Participant’s account on the dividend record date had been outstanding Shares (and the
Participant held no other Shares), by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Deferred Share Units awarded pursuant to this Section 5.6 shall be subject to the same terms and conditions as the underlying Deferred Share Units to which they relate.
5.7Change of Control
In the event of a Change of Control, all Deferred Share Units outstanding shall vest immediately and be redeemed for Shares or cash immediately prior to the Change of Control, provided that with respect to
U.S. Taxpayers such Change of Control qualifies as a change in control event within the meaning of

Section 409A of the Code and such redemption will occur within all cases by the end of the year in which such Change of Control occurs, or, if later, by the date that is two and one-half months following the date the Change of Control occurs.
5.8Redemption of Deferred Share Units
Each Participant who is not a U.S. Taxpayer shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Retirement Date and ending on the ninetieth day following the Retirement Date.  With respect to U.S. Taxpayers, Deferred Share
Units shall be redeemed as soon as practical following the U.S. Taxpayer’s Separation from Service, and in all cases by the end of the year in which such Separation from Service occurs, or, if later, by the date that is two and one-half months after the date of the Separation from Service (subject to earlier redemption pursuant to Sections 5.5 and 5.7 hereof).  Notwithstanding the foregoing, if a U.S. Taxpayer is a Specified Employee (within the meaning of Section 409A of the Code) at the time of their entitlement to redemption as a result of their Separation from Service, the redemption will be delayed until the date that is six months and one day following the date of Separation from Service, except in the event of such U.S.
Taxpayer’s death before such date.
Except to the extent prohibited by the Exchange, upon redemption the Company shall redeem Deferred
Share Units, subject to Sections 5.5, 5.7 and this 5.8 with respect to U.S. Taxpayers, by:
(a)issuing that number of Shares issued from treasury equal to the number of Deferred Share Units in the Participant’s account, subject to any applicable deductions and withholdings;
(b)paying in cash to, or for the benefit of, the Participant, the Market Price of any Deferred Share
Units being redeemed on the Retirement Date, less any applicable Tax Obligation; or
(c)a combination of any of the Shares or cash in (a) or (b) above.
In the event a Participant resigns or is otherwise no longer an Eligible Director, Eligible Employee or
Eligible Consultant during a year, then for any grant of Deferred Share Units that are intended to cover such year, the Participant will only be entitled to a pro-rated Deferred Share Unit payment in respect of such Deferred Share Units based on the number of days that the Participant was an Eligible Director,
Eligible Employee or Eligible Consultant in such year in accordance with this Section 5.8, provided no such adjustment will alter the Participant’s election made in Section 5.2.
No Participant who is resident in the U.S. may receive Shares for redeemed Deferred Share Units unless the Shares issuable upon redemption of the Deferred Share Units are registered under the U.S. Securities
Act or are issued in compliance with an available exemption from the registration requirements of the
U.S. Securities Act.
5.9Blackout Period
In the event that that a Participant’s redemption period under Section 5.8 of this Plan expires during a
Blackout Period imposed by the Company, such expiry shall be deemed automatically extended without any further act or formality to the date that is the tenth business day following the expiry of the Blackout
Period.
PART 6
EMPLOYEE SHARE PURCHASE PROGRAM
6.1Enrolment
An Eligible Employee may enter the Purchase Program by providing written notice to the Company (in the form prescribed by the Company) of the Eligible Employee’s intention to enrol in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount as set out in
Sections 6.8 and 6.9 of this Plan. Subject to the restrictions under the Company’s blackout policy and compliance with securities laws, such authorization will take effect three weeks after the Company receives written notice and the Program Participant will be eligible to participate under the Purchase
Program as of the next practicable payroll period in accordance with Section 6.8. Unless a Program

Participant authorizes changes to his or her payroll deductions in accordance with Section 6.9 or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Company shall continue from one payroll period to the succeeding payroll period as long as the
Purchase Program remains in effect.
6.2Restrictions
The Company may deny or delay the right to participate in the Purchase Program to any Eligible Employee if such participation would cause a violation of any applicable laws or the Company’s blackout policy.
No Program Participant who is resident in the U.S. may purchase Program Shares unless the Program
Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
6.3Change of Control
Upon the occurrence of a Change of Control, unless otherwise resolved by the Board, any enrolment in the
Purchase Program will be deemed to have ceased immediately prior to the Change of Control and the amounts to be contributed to the Purchase Program shall not be used under the Purchase Program.
6.4Administration of the Purchase Program
The Company may, from time to time, appoint a Program Agent to administer the Program on behalf of the Company and the Program Participants, pursuant to an agreement between the Company and the
Program Agent which may be terminated by the Company or the Program Agent in accordance with its terms.
6.5Dealing in the Company’s Securities
The Program Agent may, from time to time, for its own account or on behalf of accounts managed by them, deal in securities of the Company. The Program Agent shall not deal in the Program Shares under the Purchase Program unless in accordance with the terms of this Program and shall not purchase for or sell to any account for which it is acting as principal.
6.6Adherence to Regulation
The Program Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Program Agent a duty to take or refrain from taking any action under the
Purchase Program and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Purchase Program.
6.7Resignation of Program Agent
The Program Agent may resign as Program Agent under the Purchase Program in accordance with the agreement between the Company and the Program Agent, in which case the Company will appoint another agent as the Program Agent.
6.8Payroll Deduction
Eligible Employees may enter the Purchase Program by authorizing payroll deductions to be made for the purchase of Program Shares. A Program Participant may contribute, on a per pay period basis, between
1% to 5% of a Program Participant’s Compensation on each payday. All payroll deductions made by a
Program Participant, after the Company has affected the necessary tax withholdings as required by law, shall be credited to his or her account under the Purchase Program. A Program Participant may not make any additional payments into such account.
6.9Variation in Amount of Payroll Deduction
A Program Participant may authorize increases or decreases in the amount of payroll deductions subject to the minimum and maximum percentages set out in Section 6.8. In order to effect such a change in the amount of the payroll deductions, the Company must receive a minimum of three weeks written notice of such change in the manner specified by the Company.

6.10Purchase of Program Shares
Program Shares purchased under the Purchase Program shall be purchased on the open market by the
Program Agent. As soon as practicable following each pay period, the Company shall remit the total contributions to the Program Agent for the purchase of the Program Shares. The Program Agent will then execute the purchase order and shall allocate Program Shares (or fraction thereof) to each Program
Participant’s individual recordkeeping account. In the event the purchase of Program Shares takes place over a number of days and at different prices, then each Program Participant’s allocation shall be adjusted on the basis of the average price per Program Share over such period.
6.11Commissions and Administrative Costs
Commissions relating to the purchase of the Program Shares under the Purchase Program will be deducted from the total contributions submitted to the Program Agent. The Company will pay all other administrative costs associated with the implementation and operation of the Purchase Program.
6.12Program Shares to be held by Program Agent
The Program Shares purchased under the Purchase Program shall be held by the Program Agent an account on behalf of the Program Participants. Program Participants shall receive quarterly statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Agent. In the event a Program Participant wishes to hold certificates in his or her own name, the Program Participant must instruct the Program Agent independently and bear the costs associated with the issuance of such certificates and pay, if required, a fee for each certificate so issued. Fractional Program Shares shall be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Program Shares upon the Program Participant’s withdrawal from the
Purchase Program.  For avoidance of doubt, Program Participants will be the beneficial shareholders of the Program Shares purchased on their behalf in the Purchase Program and shall have all the rights to vote and to dividends and other rights inherent to being shareholders.
6.13Sale of Program Shares
Subject to the Company’s blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the
Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program
Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of twelve months. The Program Participant shall pay commission and any other expenses incurred with regard to the sale of the Program Shares. All such sales of the Program Shares will be subject to compliance with any applicable federal or state securities, tax or other laws. Each Program Participant assumes the risk of any fluctuations in the market price of the Program Shares.
6.14Withdrawal
Upon the Company receiving three weeks prior written notice, a Program Participant may cease making contributions to the Purchase Program at any time by changing his or her payroll deduction to zero. If the
Program Participant desires to withdraw from the Purchase Program by liquidating all or part of his or her shareholder interest, the Program Participant must contact the Program Agent directly and the Program
Participant shall receive the proceeds from the sale less commission and other expenses on such sale.
6.15Termination of Rights under the Purchase Program
The Program Participant’s rights under the Purchase Program will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or any other reason. A notice of withdrawal will be deemed to have been received from a Program Participant on the day of his or her final payroll deduction. If a Program Participant’s payroll deductions are interrupted by any legal process, a withdrawal notice will be deemed as having been received on the day the interruption occurs.
6.16Disposition of Program Shares

In the event of the Program Participant’s termination of rights under Section 6.15 of this Plan, the
Program Participant will be required to:
(a)sell any Shares then remaining in the Program Participant’s account;
(b)transfer all remaining Shares to an individual brokerage account; or
(c)request the Company’s transfer agent to issue a Share certificate to the Program Participant for any Shares remaining in the Program Participant’s account.
6.17Fractional Program Shares and Unused Amounts
Any fractional Shares remaining in the Program Participant’s account will be sold and the proceeds will be sent to the Program Participant. Any contributed cash amounts in the Program Participant’s account will be returned to the Program Participant.
6.18Failure to Notify
If the Program Participant does not select any of the options set out in Section 6.16 within 30 days, the
Program Participant will be sent a certificate representing his or her whole Program Shares. The Program
Participant will also receive a check equal to your proceeds from the sale of any fractional Shares, less applicable transaction and handling fees.
6.19Termination or Amendment of the Purchase Program
Subject to regulatory or Exchange approval, the Board may amend, suspend, in whole or in part, or terminate the Purchase Program upon notice to the Program Participants without their consent or approval. If the Purchase Program is terminated, the Program Agent will send to each Program
Participant a certificate for whole Program Shares under the Purchase Program together with payment for any fractional Program Shares, and the Company or the Program Agent, as the case may be, will return all payroll deductions and other cash not used in the purchase of the Program Shares. If the Purchase
Program is suspended, the Program Agent will make no purchase of the Program Shares following the effective date of such suspension and all payroll deductions and cash not used in the purchase of the
Program Shares will remain on the Program Participant’s account with the Program Agent until the
Purchase Program is re-activated.
6.20Employer Contributions
During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice in accordance with Section 6.1, the Company, at its sole option, may record its obligation to make an Employer Contribution to the Program Participant’s account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer
Contributions will be designated as “Employer Shares” and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant’s account under the Purchase Program shall be at the option of the Board and based on the Market Price for the Program Shares on the last
Trading Day of the applicable month, however the issuance of such Employer Shares will be deferred by the Company for a period of twelve months following the last Trading Day of such month, subject to
Section 6.15. The Company will purchase such Employer Shares at market.
PART 7
WITHHOLDING TAXES
7.1Withholding Taxes
Subject to all applicable requirements under Exchange Policy 4.4, the Company or any Designated
Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.
PART 8
GENERAL
8.1Number of Shares
The aggregate number of Shares that may be issued under this Plan (together with any other securities-
based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding Options, Restricted Share Units or Deferred Share Units from the Company’s former equity incentive plan (the “Original Plan”) shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such
Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards. No Award may be granted or issued unless the Award is allocated to a particular
Participant.
In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable),
(a)to any one Participant, within any one-year period shall not exceed 5% of the Company’s outstanding issue;
(b)to any one Consultant (who is not otherwise an Eligible Director), within a one-year period shall not exceed 2% of the Company’s outstanding issue;
(c)to all Investor Relations Service Providers, in aggregate, within a one-year period shall not exceed
2% of the Company’s outstanding issue, provided however, that such persons shall only be granted
Options under an Award and in no event will such persons be eligible to receive Restricted Share Units or
Deferred Share Units;
(d)to Insiders (as a group) shall not exceed 10% of the Company’s outstanding issue at any point in time; and
(e)to Insiders (as a group) within any one-year period shall not exceed 10% of the Company’s outstanding issue .
For the purposes of this Section 8.1, “outstanding issue” means the total number of Shares, on a non-
diluted basis, that are issued and outstanding as at the date of any grant or issuance of an Award.
8.2Lapsed Awards and Awards Settled in Cash
If Awards are settled in cash, cancelled, surrendered, terminated, forfeited or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange.
8.3Adjustment in Shares Subject to this Plan
If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and, subject to any required approval of the Exchange pursuant to Section 4.7(d) of Exchange Policy 4.4, such adjustment shall be effective and binding for all purposes of this Plan.
8.4Vesting Restrictions

Notwithstanding any other provision of this Plan to the contrary, no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction.
Options granted to Investor Relations Service Providers must vest in accordance with Section 3.4. There can be no acceleration of the vesting requirements applicable to Options granted to Investor Relations
Service Providers without prior written approval from the Exchange.
8.5Hold Periods
All Awards under this Plan, and any Shares issued upon exercise or redemption thereof, are subject to any applicable resale restrictions under securities laws and the Exchange Hold Period, if applicable.
Certificates or other instruments will bear a legend stipulating applicable resale restrictions and Exchange
Hold Period as may be required under applicable securities laws and Exchange’s Corporate Finance
Manual.
8.6Non-Transferability
Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a
Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non-
assignable except by will or by the laws of descent and distribution.
8.7Employment
Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the
Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.
8.8Record Keeping
The Company shall maintain a register in which shall be recorded:
(a)the name and address of each Participant;
(b)the number of Awards granted to each Participant and relevant details regarding such Awards;
and
(c)such other information as the Board may determine.
8.9Necessary Approvals
The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this
Plan (a) by shareholders of the Company; and (b) by the Exchange (collectively, the “Effective Date”).
Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such
Awards subject to the following additional restrictions unless and until the occurrence of the Effective
Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan; and (c) if required, specific shareholder approval is obtained for such issuances in accordance with Section 5.2(h) of Exchange Policy 4.4.
8.10Amendments to Plan
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes to clarify existing provisions of the Plan, changes to the exercise price, vesting, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)such amendment, suspension or termination is in accordance with applicable laws and the rules of the Exchange and any other stock exchange on which the Shares are listed, and provided that any such amendment has been approved by the Exchange, as applicable;
(b)no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;
(d)the Directors shall obtain Disinterested Shareholder Approval of any amendments as required by the Exchange, including without limitation, the below:
(i)changes regarding the persons eligible to participate in this Plan;
(ii)any amendment to the number of Shares specified in Section 8.1;
(iii)any amendment to the limitations on Shares that may be reserved for issuance, or issued, to
Insiders; or
(iv)any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 8.3; and
(v)any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan that benefits an Insider of the Company.
If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this
Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.
8.11No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.
8.12Eligibility and Expiration
In connection with an Award to be granted to any Eligible Employee or Eligible Consultant, it shall be the responsibility of such person and the Company to confirm that such person is a bona fide Eligible
Employee or Eligible Consultant, as applicable, for the purposes of participation under the Plan.
Notwithstanding any other term or condition of this Plan, any Award granted or issued to any Participant must expire within twelve (12) months following the date the Participant ceases to be an eligible
Participant under the Plan.
8.13Section 409A
It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with
Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.
Amendment, substitution or termination, as permitted under Plan, of Awards of U.S. Taxpayers will be undertaken in a manner to avoid adverse tax consequences under Section 409A of the Code.
Notwithstanding the foregoing, the Company makes no assurance that Awards will satisfy the requirements of Section 409A of the Code.  Participants remain solely liable for all taxes, penalties and interest that may arise as a result of the grant, exercise, vesting or settlement of Awards under the Plan.
8.14Compliance with U.S. Securities Laws
The Board shall not grant any Awards that may be denominated or redeemed in Shares to residents of the
U.S. unless such Awards and the Shares issuable upon exercise or redemption thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
8.15Compliance with Applicable Law, etc.
If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the
Company or this Plan, including for greater certainty Exchange Policy 4.4 – Security Based Compensation, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
8.16Term of the Plan
This Plan shall remain in effect until it is terminated by the Board.
PART 9
ADMINISTRATION OF THIS PLAN
9.1Administration by the Committee
(a)Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the
Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter.
(b)The Committee shall have the power, where consistent with the general purpose and intent of this
Plan and subject to the specific provisions of this Plan, to:
(i)adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and
(ii)otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.
9.2Board Role
(a)The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.
(b)The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No
Award shall be exercisable in whole or in part unless and until such approval is obtained.
(c)In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.
PART 10
TRANSITION
10.1Replacement of Original Plans
Subject to Section 10.2, as of the Effective Date, this Plan replaces the Original Plan and, after the
Effective Date, no further Options, Restricted Share Units or Deferred Share Units will be granted under the
Original Plan.
10.2Outstanding Options, Restricted Share Units and Deferred Share Units under the Original Plan

Notwithstanding Section 10.1 but subject to the “Blackout Period” provisions hereunder, all Options,
Restricted Share Units and Deferred Share Units previously granted under the Original Plan prior to the
Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Code with respect to awards to U.S. Taxpayers.
“George Salamis”
George Salamis
President & Chief Executive Officer

Schedule “B” - Board of Director Mandate
1.Purpose
The Board of Directors (or the "Board") is responsible for the stewardship of Integra Resources Corp.
(“Integra” or “the Company”). The Board oversees the management and conduct of the business and affairs of the Company, with a goal to enhance long-term shareholder value. The Board will carry out its duties and responsibilities either directly or through its committees.
2.Composition
A majority of the Board shall be independent pursuant to the standards and requirements promulgated by all governmental and regulatory bodies exercising control over the Company as may be in effect from time to time, including, without limitation, National Instrument 52-110 Audit Committees ("NI 52-110") and
Section 803A of the NYSE American LLC Company Guide and the rules of any other stock exchange on which the Company’s shares are listed. The independent directors shall hold regularly scheduled meetings to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.
The Board is elected by the shareholders of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Nomination and Corporate Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.
The Board may from time to time designate one of the members of the Board to be the Chair of the
Board.  The Chair of the Board should be an independent director.  Where the Chair of the Board is not an independent director, the independent directors must designate one of their number to act as lead director (the “Lead Director”) to chair regular meetings of the independent directors and assume other responsibilities which the independent directors have designated.
3.Board Committees
To assist it in exercising its responsibilities, the Board has established five standing committees of the
Board: 1) an audit committee, 2) a compensation committee, 3) a nomination and corporate governance committee, 4) a technical and safety committee and 5) an environment, social, governance committee.
The Board may establish other standing committees, from time to time.
Each committee shall have a written charter. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or a committee thereof) on at least an annual basis.
The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.
4.Expectations of Directors
The Board expects that each director will, among other things:
a.act honestly, in good faith and in the best interests of the Company;
b.exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
c.commit the time and energy necessary to properly carry out his or her duties;
d.attend all Board and committee meetings, as applicable; and
e.review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable.

A principal responsibility of the Chair of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time.
The Chair of the Board need not be independent of management.
5.Meetings and Participation
The Board shall meet at least once per quarter, or more frequently as circumstances dictate. The Chair, the Lead Director (if any), or any two directors may call a meeting of the Board.
Meeting agendas will be prepared and provided in advance to directors, along with appropriate briefing materials. The agenda will be set by the Chair of the Board in consultation with the Lead Director (if any)
and based on input from other directors of the Board and senior management.
No business may be transacted by the Board except at a meeting at which a quorum of the Board is present. A quorum for meetings of the Board is a majority of its directors. The Board may invite such officers, directors, and employees of the Company as it may see fit from time to time to attend meetings of the Board and assist in the discussion of the Board.
The Board shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be subsequently presented to the Board for review and approval.
6.Duties, Powers, and Responsibilities
Supervising Management of the Company
The Board is responsible for:
•designating the offices of the Company, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;
•acting in a supervisory role, such that any duties and powers not delegated to the officers of the
Company remain with the Board and its committees;
•evaluating the performance, integrity and effectiveness of the chief executive officer (the “CEO”)
and other executive officers, and supporting a culture of integrity throughout the Company;
•developing and approving corporate objectives, which the CEO is responsible for meeting, and assessing the CEO against these objectives; and
•supporting management to foster a culture that adheres to the Company’s core values of integrity, care and innovation.
Strategic Planning
The Board is responsible for adopting a strategic planning process for the Company. Such process shall include:
•the Board overseeing the Company’s strategic direction and major policy decisions generally;
•the Board devoting at least a day-long meeting to strategic planning annually; and
•the Board discussing strategies and their implementation regularly at the Board meetings.
On at least an annual basis, the Board shall approve the Company’s strategic plan or an update to the
Company’s long term strategic plan, which shall take into account, among other things, the opportunities and risks of the Company’s business. The Board shall review and approve the corporate financial goals, annual budgets, operating plans and actions of the Company, including significant capital allocations, expenditures and transactions that exceed thresholds set by the Board.
Risk Management

The Board is responsible for identifying the principal risks of the Company’s businesses and ensuring that those risks are effectively managed. The Board may delegate to the Audit Committee responsibility for reviewing the Company’s internal controls and risk management policies and procedures.
The Board shall ensure that systems are in place to identify principal risks to the Company and its businesses and that appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the
Board shall ensure that procedures are in place to comply with the law, the Company’s Articles of
Incorporation, the Company’s Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures.
Succession Planning
The Board is responsible for overseeing succession planning matters for the Chief Executive Officer, officers and senior management, including the appointment, training and monitoring of such persons, and to assist them with certain of those responsibilities, the Board has established the Compensation
Committee, the Nomination and Corporate Governance Committee and the Environment, Social,
Governance Committee.
The Board is also responsible for:
•generally ensuring depth in senior management;
•reviewing candidates for senior management positions;
•considering annually the organizational structure of the Company; and
•considering annually other succession planning matters.
Communications and Corporate Disclosures
The Board is responsible for the review and approval of the financial statements, management’s discussion and analysis related to such financial statements and any other material disclosure documents of the Company, including, but not limited to annual reports, annual information forms, and prospectuses or registration statements prior to public dissemination and/or filing with any governmental and/or regulatory authority.
The Board is responsible for adopting a communications policy that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general. The
Communications and Corporate Disclosures Policy shall:
•contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;
•address how the Company interacts with analysts, investors, other key stakeholders, and the public; and
•address who reviews and approves major Company announcements.
The Company shall maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Communications and Corporate
Disclosure Policy. The Audit Committee shall review the Communications and Corporate Disclosure
Policy at least annually.
Internal Controls
The Board is responsible for ensuring the integrity of the Company’s internal control and management information systems. The Board may delegate its responsibilities relating to the Company’s internal control and management information systems to the Audit Committee.
Corporate Governance

The Board is responsible for developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the
Company. The Board shall monitor and evaluate the effectiveness of the system of corporate governance at the Company, including the information requirements for the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing size, and compensation of the Board.  To assist them with certain of these responsibilities, the Board has established the Nomination and Corporate Governance Committee, the Compensation Committee and the
Environment, Social, Governance Committee. The Board is responsible for reviewing corporate policies and committee charters on an annual basis.
Orientation and Continuing Education
The Board is responsible for:
•ensuring that all new directors receive a comprehensive orientation, so that they fully understand:
◦the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and
◦the nature and operation of the Company’s business;
•providing continuing education opportunities for all directors, so that they may:
◦maintain or enhance their skills and abilities as directors; and
◦ensure that their knowledge and understanding of the Company’s business remains current.
Code of Business Conduct and Ethics
The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code shall constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and shall address the following issues:
•conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
•protection and proper use of corporate assets and opportunities;
•confidentiality of corporate information;
•fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;
•compliance with laws, rules and regulations; and
•reporting of any illegal or unethical behaviour.
The Board is responsible for monitoring compliance with the Code. The Board is responsible for reviewing the Code annually to ensure relevance and update the Code accordingly to reflect new laws, rules, and regulations. Any waivers from the Code that are granted for the benefit of the Company’s directors or executive officers must be approved by the Board.
Nomination of Directors
The Board is responsible for nominating or appointing individuals as directors, and to assist it with this responsibility the Board has established the Nomination and Corporate Governance Committee.
Prior to nominating or appointing individuals as directors, the Board shall:
•consider what competencies and skills the Board, as a whole, should possess;

•assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);
•consider the appropriate size of the Board, with a view to facilitating effective decision-making;
•consider the Company’s diversity and inclusion goals; and
•consider the advice and input of the Nomination and Corporate Governance Committee.
Compensation Matters
The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel and approving the Company’s annual compensation budget) and to assist it with these responsibilities, the Board has established the Compensation Committee.
More specifically, the Board is responsible for approving:
•the CEO’s compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and
•non-CEO officer and director compensation, incentive-compensation plans, and equity-based plans, after consideration of the recommendations of the Compensation Committee.
Regular Board Assessments
The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:
•in the case of the Board, this Mandate;
•in the case of a Board committee, the committee’s charter; and
•in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Outside Advisors
The Board is responsible for implementing a system which enables an individual director, the Board or a committee to engage an external advisor at the expense of the Company in appropriate circumstances.
Unless otherwise provided in a committee charter, the engagement of the external advisor shall be subject to the approval of the Board.